Twenty-five years ago, we set out to champion quality of life for all seniors. One day at a time.

SUNRISE
SENIOR LIVING

2005 Annual Review

Our goal has been to create a
place where seniors feel at home.
One community at a time.


"...Sunrise eased my apprehension, and I quickly learned it enabled much more independence than a nursing home—and offered much better care."
—Resident, Sunrise of Arlington


Where we attract caring
individuals with a passion to serve.
One team member at a time.



"I have loved, laughed and cried with so many residents and family members that will live on in my heart and memories, and that have influenced my life in so many ways. I am certainly a better person having met and cared for the residents of Sunrise of Greenville over the past seven years."

—Team Member, Sunrise of Greenville


While we enrich
the lives of seniors.
One resident at a time.

"To this day, each time I speak with Mom I have an overwhelming feeling of confidence in the decision we made. The security and comfort my wife and I are experiencing is invaluable. We know that my mother is being extremely well taken care of. I am convinced that living at Sunrise has added not just years to her life, but quality time as well."

—Family Member, Sunrise of Abington



The First 25 Years

For 25 years, Sunrise has championed quality of life for all seniors. Paul and Terry Klaassen, Sunrise's founders, opened the first Sunrise community in 1981. Since then, building upon a foundational belief in the sacred value of human life and six guiding principles of service, they have translated their resident-centered philosophy into a wide range of senior living models and more than 415 communities. As a result, Sunrise has improved the quality of life for hundreds of thousands of seniors — and changed the way people think about senior living.



To create more options for seniors, Sunrise has translated its resident-centered philosophy into a wide range of senior living models including independent living, assisted living, memory care and skilled nursing and rehabilitative care—all based on a deep regard for the dignity, independence and individuality of each resident.

It began with a simple but passionately held desire to introduce a fresh alternative for seniors and their families—one that could offer a new option to those seniors with long-term care needs who otherwise might be forced to live out their lives in a sterile, institutional environment that focused on caring for people rather than caring about people.

This passion for change stemmed from the Klaassens' own experiences. Terry, as a young adult, volunteered in nursing homes and hospitals while managing the emotional task of caring for her mother, who was dying of cancer. She came to understand the essential role families play in long-term care decisions and the importance of incorporating dignity, trust and independence into caregiving.



Paul and Terry Klaassen, Sunrise's founders

Paul's early impressions of American eldercare, based on volunteer visits to nursing homes with Terry and a church youth group, contrasted with what he had seen as a young boy in the Netherlands, where he regularly visited his Omas (grandmothers). When one Oma became memory-impaired and could no longer live alone, she moved to a Dutch senior living community. The environment there was much more residential than an American nursing home, and provided her with personalized services and increasing amounts of personalized care until she died. Years later, Paul would look back on the Dutch model and his grandmother's positive experience, and ponder the absence of such an environment in the United States.

These early experiences helped give rise to a lifelong respect for seniors, and a strong commitment to bringing about change in the way America views aging.

The Sunrise Mission

In 1981, Terry and Paul Klaassen took the first step toward establishing Sunrise when they purchased an old nursing home in Northern Virginia. They completely renovated the building, erasing all signs of the institutional setting it once was, and began developing the unique approach to care that would become the new model for assisted living.

Working in the first Sunrise home and living there with the residents for a year, the Klaassens gained an intimate understanding of the physical and emotional needs of the residents, their families and the people who worked in the community. They came to understand what seniors and their families wanted most—a warm, compassionate and personalized environment that felt like home. And they came to recognize that America was long overdue a place where seniors could age not only in comfort but with dignity, and with as much or as little assistance as they needed.



The Klaassens also observed that Americans would often institutionalize seniors for needing assistance with daily activities such as bathing, dressing and eating, when they would never consider institutionalizing a toddler who had similar needs. They viewed this double standard as a symptom of the tremendous latent ageism in the United States and felt strongly that it was time for attitudes to change. A clear mission emerged: to champion quality of life for all seniors. That became, and still is today, the Sunrise Mission.



Paul and Terry Klaassen recognized the need for a new, more resident-centered model for long-term care for seniors, one that would champion quality of life as well as quality of care.


2006

Recognizing that, like all consumers, seniors value choice, Sunrise expanded its range of services and residences to offer a widening array of options. Today, Sunrise communities range from assisted living communities that resemble Victorian mansions to high-rise continuing care retirement communities to thoughtfully designed senior living condominiums with services.

The Evolution of Sunrise

The Klaassens hoped to create an environment designed around and for people—a place where residents would like to live, families would like to visit and team members would like to work.

The Klaassens envisioned a new kind of residence for seniors. Striving to create a warm, homelike environment, they looked to architects and designers outside of the traditional health care field—fresh thinkers who brought a completely new perspective to the design.

Experimenting with the architectural design, they realized that their objective and approach were far different from what had been common practice in the United States. Nursing homes had been designed primarily to fulfill regulatory and operational requirements—not to satisfy the preferences and emotional needs of residents.

Starting with the knowledge that a high quality of life is only possible in environments that people find warm, nurturing, comfortable and welcoming, they looked for ideas in places like restaurants and fine inns, small European hotels and single-family homes. Those models were a dramatic departure from the typical nursing facility, where virtually every element—from the fluorescent lighting to the long institutional corridors—resembled a hospital more than a home. The Sunrise model embraced the elements of an inviting, cozy, people-centered environment.






As more seniors embraced this concept, Sunrise evolved by broadening the assisted living model to create environments with special features for seniors who need specialized care. For example, Reminiscence Neighborhoods, built around the needs of people living with Alzheimer's disease and other memory impairments, were carefully designed to be comfortable, stimulating and safe. Sunrise's Bradford View concept, an assisted living program for seniors with impaired or low vision, incorporates assistive devices and design elements that maximize mobility and independence.

The 2003 acquisition of Marriott Senior Living Services was an important milestone in Sunrise's evolution. While Sunrise had focused primarily on assisted living and Alzheimer's care, Marriott Senior Living had built a strong culture of service in independent living and skilled nursing operations. The joining of these two organizations resulted in Sunrise Senior Living becoming the nation's largest provider of senior living services, offering a full range of lifestyle, service and care options from independent living to assisted living to Alzheimer's care, to nursing and rehabilitative care. As part of this union, the array of Sunrise models and community types grew as well. Sunrise broadened its care options and models even further with the acquisitions of EdenCare, also in 2003, and Greystone Communities, Inc. and The Fountains, both in 2005. Today, Sunrise community models include retirement cottages, assisted living mansions, independent high-rises and senior living condominiums. And, for seniors not yet ready to move into a community, Sunrise offers At Home assisted living, which provides in-home personal care and homemaker services. Sunrise has also expanded geographically—across the United States and into Canada, the United Kingdom and Germany.

The Sunrise Culture

From its earliest days, what has set Sunrise apart have been the principles and core values on which it was built. First among these is the foundational belief in the sacred value of human life. The Klaassens knew that there should be several guiding principles in place to ensure that this foundational belief was put into practice in the day-to-day operations at the community. To foster such a culture, they established a set of core values and principles of service that are with Sunrise, even today.

The Sunrise Principles of Service are more than the hallmarks of Sunrise's philosophy. They motivate and guide Sunrise team members. They find expression every day in Sunrise communities, and in the Company's dedication to training, to hiring people with a passion to serve, to creating new options for senior living, and to developing new services that meet the changing needs of seniors and their families. Sunrise's core values—passion, joy in service, stewardship, respect and trust—speak to a deeply ingrained belief in the value of championing the quality of life for all seniors.



As Sunrise has evolved from an early pioneer in assisted living to the largest operator of senior living communities, its growth has been guided by the Sunrise Principles of Service. Sunrise team members put these principles into action across a variety of settings every day.

Sunrise attracts service-oriented team members—people with big hearts and a passion to serve—and trains them in the Principles of Service to deliver consistent, high-quality care. Day after day, one relationship at a time, Sunrise team members bring the principles of service to life. They liken their close relationships with residents to the bonds they have with family members, best friends and confidants. They realize that each Sunrise community, like their own homes, should be a place where residents feel loved, nurtured and comfortable. The Principles of Service are the foundation of Sunrise's culture and, in many ways, the model for the entire modern senior living movement.

Over the past 25 years, Terry and Paul Klaassen have received thousands of letters from Sunrise residents and their families, expressions of gratitude for the relationships built, the moments shared, the smiles reciprocated, the hands held. That's the true measure of their achievement and Sunrise's purpose.



The Principles of Service

Preserving Dignity
We value the life experiences of every senior and give each the respect they deserve.

Nurturing the Spirit
We care about the whole person—mind, body and spirit.

Celebrating Individuality
We recognize that every one of our residents is a unique senior.

Enabling Freedom of Choice
We empower seniors to live as they wish by offering choices.

Encouraging Independence
We encourage resident's right to self-reliance in whatever ways possible.

Involving Family and Friends
Friends and family are always welcome, and their involvement is wholeheartedly encouraged.

Sunrise was born out of a passionate mission to champion quality of life for seniors. Dedicated advocates and agents of change, Paul and Terry Klaassen and the entire Sunrise organization continue in the quest to improve and broaden options for seniors and their families. Because no two people are alike, Sunrise continues to expand its service and care offerings, and to grow geographically to offer more services to more people. Through this growth and evolution, one thing remains unchanged—the unwavering commitment to seniors that is at the heart of Sunrise.

To our fellow shareholders:

(left)
Paul J. Klaassen
Chairman and Chief Executive Officer

(right)
Thomas B. Newell
President



Twenty-five years ago, Sunrise introduced a new model for resident-centered care and service to seniors in the United States. Over the years, we have pioneered a variety of innovative senior living approaches, expanding our services to include assisted living, independent living, in-home care, hospice, and skilled nursing and rehabilitative care. We take great pride in the role Sunrise has played—and continues to play—in expanding the range of choices available to seniors and their families. We also are proud of the fact that the concepts and communities we have created bring to life the fundamental principles on which Sunrise was founded: to champion quality of life for all seniors while embracing the dignity and individuality of our residents.

We have grown from a single community in Northern Virginia to become the largest senior living provider in the United States with 415 communities in the U.S., Canada, the United Kingdom and Germany. A big part of our success is due to the simple fact that seniors and their families have embraced our resident-centered approach.

This year, we mark our 25th anniversary from a position of outstanding financial and operating health. Our occupancy levels remain high, reflecting the continuing demand for our high-quality senior living services and environments. There are growing numbers of seniors who are ready to make a change in how they live, and they are enthusiastic about the options we offer. In response, our development and new construction activity is at a record level.

2005 Results Overall, we are very pleased with our performance in 2005. Revenue under management for 2005 grew to over $2 billion, up 14 percent from 2004. Our same community occupancy level grew 3.4 percent and remains very strong at 94 percent. At year-end, we had 415 communities open with a resident capacity for more than 50,500 residents, which represents a 17 percent increase over 2004. In addition, at the end of 2005, we had 50 communities under construction, a record number, with a combined resident capacity for more than 6,000 additional residents.

There are several reasons we have been able to achieve this growth: our focus on major metropolitan markets, growing senior wealth and positive demographic trends, all combined with an increasing awareness and enthusiasm for the range of senior living options we offer. These reasons are producing solid demand for our well-located, well-built and well-operated senior living communities.

Acquisitions In 2005, Sunrise became one of the leading operators of Continuing Care Retirement Communities (CCRCs) with two major acquisitions—the acquisition of Greystone Communities, Inc. and The Fountains, the 18th and 20th largest senior housing operators in the United States, respectively. This represents a significant achievement for Sunrise, putting us in a position to serve an important segment of the senior living market and broadening the array of choices we offer. Greystone is a premier manager and developer of CCRCs in the not-for-profit sector, which is the largest segment of the CCRC industry. We are particularly enthusiastic about the opportunity to expand into the not-for-profit arena given that approximately 75 percent of CCRCs in the United States are developed and owned by not-for-profit entities. As a result of these two transactions, Sunrise acquired management of 32 senior living communities, which offer a wide range of services to more than 8,000 residents. Both Greystone and The Fountains have compatible cultures with a passion for serving seniors.

Joint Venture Partners Strong industry demographics, operational excellence, and our strong financial condition continue to accelerate interest among our impressive group of joint venture partners. At the end of 2005, 156 of our communities were held in joint ventures, and nearly all of our new development and acquisitions are conducted through joint ventures. Through our percentage ownership in these communities and the incentives we receive for exceeding performance thresholds, these partnerships contributed significantly to our growth in 2005. In addition, these joint venture partnerships reduce our corporate risk profile since we share capital and construction risk with our partners.

TOTAL RESIDENT CAPACITY
in thousands



50
40
30
20
10
FY
01 02 03 04 05

CONSTRUCTION STARTS
dollars in millions



30
20
10
FY
01 02 03 04 05

REVENUES UNDER MANAGEMENT
dollars in millions



2,000
1,500
1,000
500
FY
01 02 03 04 05

FINANCIAL HIGHLIGHTS
(dollars in thousands)

YEAR ENDED DECEMBER 31,	**2005**	**2004[1]**	**2003**
Operating revenues[2]	$1,819,479	$1,446,471	$1,096,260
Net income[3]	79,742	50,687	62,178
Cash and cash equivalents	225,279	141,883	102,548
Total assets	1,328,276	1,105,756	1,009,798
Total debt[2]	202,789	191,666	198,122
Stockholders' equity	632,677	523,518	490,276
Communities operated (at end of period)	415	380	373
Resident capacity	50,673	43,109	42,751

Notes [1], [2] and [3]: See notes to Selected Financial Data on page 22.

In 2005, we entered into a limited partnership with MetLife to develop up to ten senior living communities. New agreements with HSH Nordbank AG helped fund the acquisition of The Fountains and provided the joint venture financing for Fox Hill. Fox Hill is an exciting new Sunrise condominium community in Bethesda, MD in which seniors will have an opportunity to invest and build equity while enjoying a comfortable and luxurious lifestyle. In 2005, we also announced the expansion of our partnership with Pramerica Real Estate Investors to increase capital funding for our development activities in the United Kingdom (U.K.).

International Expansion 2005 was a milestone year for Sunrise's international expansion efforts as we opened our first German community, Sunrise of Klein-Flottbek. As of December 31, 2005, we had a total of seven communities open in Europe (five in the U.K. and two in Germany). We also had 16 communities under construction in Europe, in the U.K. and Germany. We see ample opportunity to build upon our current international success given the strong demographic trends in the European senior living industry.

Looking Ahead Given the healthy fundamentals of the domestic and international senior living industry, our team members' passion to serve our residents and seniors' enthusiasm for new alternatives and quality care, we believe we are in a strong position to further enhance shareholder value. Our income statement, balance sheet and cash flow are all in excellent shape and ready to support our outlook. Although we have enjoyed financial success and look forward to future success, we know an important measure of our success lies in the level of care we provide and in the hundreds of thousands of seniors and family members we touch through our communities every day. That success is the result of the hard work and dedication of more than 40,000 Sunrise team members who make an extraordinary difference in the lives of the more than 40,000 Sunrise residents we serve. We truly consider it a privilege to operate in such a dynamic field where we can make a real difference in people's lives, and are thankful to all our stakeholders for their continued support. We look forward to sharing our progress with you as the next twenty-five years unfold.

Sincerely,

Paul J. Klaassen
Chairman and Chief Executive Officer

Thomas B. Newell
President

We continue to find ways to offer seniors more options.

With the 2005 acquisitions of Greystone Communities, Inc. and The Fountains, Sunrise has become one of the leading providers of continuing care retirement communities (CCRCs) and has expanded into the largest segment of the CCRC industry—the not-for-profit sector. Our presence in the not-for-profit world of CCRCs and our plans to enter new markets will create even more high-quality living options for seniors.

Building upon Sunrise's existing portfolio of continuing care retirement communities (CCRCs) with the acquisition of two major CCRC management companies represents an exciting opportunity to offer seniors even more options. Nearly three-quarters of CCRCs are owned by not-for-profits, and this healthy and growing segment of the market appeals to a growing number of seniors. CCRCs tend to be larger and offer a wider array of personal and health care services than independent and assisted living communities typically provide. Many seniors find this type of community offers them a reassurance that, as their needs change through the years, care services will be available within the community.

Both The Fountains and Greystone have outstanding reputations for service, excellence and innovation, and the acquisitions bring thousands of experienced and passionate team members to Sunrise. The acquisitions also substantially increase our resident capacity, enabling us to serve thousands of new residents. And it opens the way for growth into new geographic regions, enabling us to offer more seniors more choices for high-quality, resident-centered senior living.

Today more than 50 Sunrise communities are in various stages of development. Our steady growth has been in response to the variety of preferences expressed by seniors and their families, whose enthusiasm for the widening array of living and service options is driving new developments.





The Sterling at Turtle Creek in Dallas, Texas, is just one of the many equity-based ownership condominiums Sunrise currently has under development.

We will continue to develop a variety of individualized lifestyle, service and care options.

There are more than 30 million seniors in the United States today, and, just like other consumers, they have a variety of tastes, interests, expectations and needs. For too many years, the senior housing and care field offered a limited array of options to meet those needs. Sunrise continues to take a leadership role in giving seniors more choices.

For 25 years, Sunrise has pioneered innovative approaches to senior living, championing more choices for seniors and their families. By listening to the needs and desires of today's seniors, Sunrise continues to identify ways to broaden the lifestyle and service options available. In 2005, Sunrise announced plans to expand the availability of senior condominium communities to reach more seniors who seek to build equity in real estate while shedding the burdens of maintaining a home.

The Sterling, located in the Turtle Creek area of Dallas, Texas, and Fox Hill, located in Bethesda, Maryland, are just two of the projects currently under development that will make equity-based ownership of condominiums available to people aged 60 and over. In addition to beautifully designed condominiums, both full-service communities will feature a variety of high-end amenities and services as well as dedicated assisted living and memory-care areas for seniors needing assistance with the activities of daily living.

Sunrise also continues to build upon the model on which it was founded. The assisted living and Alzheimer's care "mansion" prototype has been the staple of Sunrise and the most common among its more than 400 communities. By refining and perfecting this model, Sunrise plans to offer more options to more seniors in more places.



Assisted Living

Sunrise's assisted living options offer personalized assistance with daily activities, supportive services and compassionate care in a professionally managed, carefully designed, community setting. We focus on wellness and keeping residents as independent as possible by providing a tailored plan of assistance.

Independent Living

Sunrise's independent living offers the privacy and freedom of home combined with the convenience and security of on-call assistance and a maintenance-free environment. Independent living residents have a wide variety of residential choices, as well as social, cultural and recreational programs.

Alzheimer's Care

Sunrise takes great care to make sure residents living with mild to more advanced stages of memory impairment feel comfortable and secure. Our special programs are developed in accordance with the Alzheimer's Association's standards, The Guidelines for Dignity. Sunrise residents engage in therapeutic activities designed to enhance their independence and bring them pleasant days.

Skilled Nursing & Rehabilitative Care

Sunrise's skilled nursing promotes our residents' emotional health as well as their physical well-being. We place a premium on preserving our residents' dignity and self-respect, while providing quality standards of nursing care. Our philosophy is to restore each resident as quickly as possible to his or her highest level of functioning and independence.


Canada
United States
United Kingdom
Germany
Areas of Operation
There is a substantial unmet demand for high-quality senior living options in the United Kingdom and Germany.

We will continue our geographic expansion.

The options available to seniors living in the United Kingdom and Germany today are reminiscent of those in the United States 25 years ago, when assisted living first emerged as a long-term care alternative—a narrow range of choices, a model absent the comforts of home and an environment without the services seniors deserve.

Five years ago, we opened our first community in the United Kingdom, and the response from seniors and their families has been very positive. In 2002, we announced a joint venture agreement with PRICOA Property Private Equity Limited (PPE), which is now known as Pramerica Real Estate Investors and is the European real estate private equity arm of Prudential Real Estate Investors (PREI), to develop Sunrise communities in Germany and the United Kingdom. Since then, we have taken the time to get to know the cultures, people and business practices in both the United Kingdom and Germany. 2005 was a milestone year for Sunrise's international expansion efforts as we opened our first German community, Sunrise of Klein-Flottbek. As of December 31, 2005, we had a total of seven communities open in Europe (five in the U.K. and two in Germany). We also had 16 communities under construction in Europe in the U.K. and Germany. We see ample opportunity to build upon our current international success given the strong demographic trends in the European senior living industry.

Financials 2005
Sunrise Senior Living, Inc.

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto.

	December 31,				
	2005[1]	2004	2003[2]	2002	2001
(dollars in thousands, except per share amounts)					
Statement of Operations Data[3]:					
Operating revenue[4]	$1,819,479	$1,446,471	$1,096,260	$ 421,639	$ 366,065
Net income[5]	79,742	50,687	62,178	54,661	49,101
Net income per common share[6]:					
Basic	1.92	1.25	1.46	1.22	1.13
Diluted	$ 1.67	$ 1.12	$ 1.32	$ 1.12	$ 1.04
Balance Sheet Data[3]:					
Cash and cash equivalents	$ 225,279	$ 141,883	$ 102,548	$ 173,119	$ 50,275
Working capital	74,863	78,144	48,678	139,639	38,803
Total assets	1,328,276	1,105,756	1,009,798	1,116,151	1,177,615
Total debt	202,789	191,666	198,122	456,969	630,756
Stockholders' equity	$ 632,677	$ 523,518	$ 490,276	$ 465,818	$ 410,701
Operating and Other Data[3]:					
Ratio of earnings to fixed charges[7]	5.11x	3.30x	2.97x	2.50x	2.49x
Net cash provided by (used in) operating activities	$ 198,750	$ 86,225	$ (15,754)	$ 23,085	$ 59,584
Net cash (used in) provided by investing activities	(149,307)	(5,637)	291,630	287,667	(10,617)
Net cash provided by (used in) financing activities	33,953	(41,253)	(346,447)	(187,908)	(41,566)
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —
Communities (at end of period):					
Owned	217	185	186	181	162
Managed	198	195	187	28	24
	415	380	373	209	186
Resident capacity:					
Owned	24,465	18,872	19,100	14,278	12,607
Managed	26,208	24,237	23,651	2,322	2,190
Total	50,673	43,109	42,751	16,600	14,797

(1) In May 2005, we acquired 100% of the equity interests in Greystone Communities, Inc. ("Greystone"), a developer and manager of continuing care retirement communities ("CCRCs"). The operating results of Greystone are included in our consolidated statement of income for the period from May 10, 2005 to December 31, 2005.

(2) In March 2003, we completed the acquisition of all of the outstanding stock of Marriott International, Inc.'s wholly owned subsidiary, Marriott Senior Living Services, Inc. ("MSLS"), which owns and operates senior independent full-service and assisted living communities.

(3) Certain prior period amounts have been reclassified to conform to the 2005 presentation. See Note 1 to the consolidated financial statements.

(4) In November 2005, Five Star Quality Care, Inc. terminated 12 management contracts and we received $81.5 million related to their buyout.

(5) Net income in 2001 included a $2.3 million non-recurring item ($1.4 million after tax), which consisted of a $9.0 million cash payment, net of expenses, received by us in connection with a settlement of a lawsuit filed by Karrington prior to our acquisition of Karrington Health, Inc. and $6.7 million of non-recurring charges associated with writing down project costs as a result of our decision not to proceed with our planned development of five sites.

(6) In October 2005, we completed a two-for-one stock split in the form of a 100% stock dividend. As a result of the stock split, each stockholder of record at the close of business on September 20, 2005 received one additional share of common stock for each share on that date. All per share amounts have been adjusted to reflect the stock split for all periods presented.

(7) Computed by dividing earnings by total fixed charges. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges, reduced by the amount of unamortized interest capitalized. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the information contained in our consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein. This management's discussion and analysis contain forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, our ability to successfully integrate Greystone Communities, Inc. and The Fountains into our operations, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, our ability to manage our expenses and our growth, market factors that could affect the value of our communities, the risks of downturns in economic conditions generally, satisfaction of closing conditions and availability of financing for development and acquisitions. Some of these factors are discussed elsewhere herein. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "Sunrise," the "Company," "we," "us" and "our" mean Sunrise Senior Living, Inc. and our consolidated subsidiaries.

Overview

We are a provider of senior living services in the United States, Canada, the United Kingdom and Germany. Founded in 1981, we began with a simple but innovative vision—to create an alternative senior living option that would emphasize quality of life and quality of care. We offer a full range of personalized senior living services, from independent living, to assisted living, to caring for individuals with Alzheimer's and other forms of memory loss, to nursing and rehabilitative care. We also develop senior living communities for ourselves, for ventures in which we retain an ownership interest and for third parties.

Our long-range strategic objective is to grow our senior living business through a management services business model that is built on long-term management contracts. Our four primary growth drivers consist of: (1) generating revenue growth from our existing operating portfolio of owned and managed communities, (2) adding additional communities through new construction, primarily with venture partners, (3) adding management contracts through selective acquisitions and (4) generating revenue through the deployment of assets on our balance sheet.

At December 31, 2005, we operated 415 communities, including 397 communities in the United States, 11 communities in Canada, five communities in the United Kingdom and two communities in Germany, with a total resident capacity of approximately 51,000. We own or have an ownership interest in 217 of these communities and 198 are managed for third parties. In 2005, we added management of 35 communities which we own or in which we have an ownership interest, including 17 communities acquired from the acquisition of assets from The Fountains, an Arizona-based owner and operator of senior living communities ("The Fountains"). The 35 communities added a combined resident capacity for over 7,500 residents. We also added management of 20 new communities owned by independent third parties, including 14 through management contracts acquired from the acquisition of Greystone Communities, Inc. ("Greystone"). As part of the acquisition of assets from The Fountains, we also acquired management of an existing community which we lease to a third party. In 2005, third-party owners terminated 20 of our management contracts. There were also three communities held in unconsolidated ventures that were sold to third parties in 2005.

At December 31, 2005, we provided pre-opening management and professional services to 50 communities under construction, of which 33 communities are in the United States, one community is in Canada, ten communities are in the United Kingdom, and six communities are in Germany, with a combined capacity for over 6,400 residents. We own 100% of eight of these communities, seven of which are expected to be sold to Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT"), an independent entity we established in Canada during 2004 to acquire, own and invest in income-producing senior living communities in Canada and the United States. In 2005, we began construction on 29 new communities, of which 18 are in the United States, six are in the United Kingdom, four are in Germany and one is in Canada.

Management of Communities

We manage and operate communities that are wholly owned by us, communities that are owned by unconsolidated ventures in which we have a minority ownership interest and communities that are wholly owned by third parties. For the communities that we manage for unconsolidated ventures and third parties, we typically are paid a management fee of approximately five to eight percent of the community's revenue. In addition, in certain management contracts, we have the opportunity to earn incentive management fees based on monthly or yearly operating or cash flow results.

See "Liquidity and Capital Resources" for a description of operating deficit credit facilities and credit support arrangements provided to certain of our unconsolidated ventures or third-party owners. For the communities that we operate that are wholly owned, we receive resident fees.

Development of Communities

In order to grow the operating portfolio that we manage, we also develop senior living communities. We typically develop senior living communities in partnership with others. We also develop wholly owned senior living communities for ourselves and that we expect to contribute to ventures and other third-party owners, usually before construction is completed. We believe we have maintained a disciplined approach to site selection and refinement of our operating model, first introduced over 20 years ago, and are constantly searching for ways to improve our communities.

We enter into development ventures in order to reduce our initial capital requirements, while enabling us to enter into long-term management agreements that are intended to provide us with a continuing stream of revenue. Additionally, these development ventures allow us to reduce the risk of our international expansion, which we conduct through ventures, with the assistance of knowledgeable international partners. When development is undertaken in partnership with others, our venture partners provide significant cash equity investments, and we take a minority interest in such ventures. Additionally, non-recourse third-party construction debt is obtained to provide the majority of funds necessary to complete development. In addition to third-party debt, we may provide financing necessary to complete the construction for these development ventures. These loans are included in "Notes receivable—affiliates" in our consolidated balance sheets and were $8.1 million at December 31, 2005. This financing is provided at negotiated prevailing market interest rates. At December 31, 2005, there were 31 communities under construction held in unconsolidated ventures. See "Liquidity and Capital Resources" for a description of limited debt guarantees provided to certain of our development ventures.

We receive consideration from our development ventures for pre-opening services related to site selection, zoning, and design. Services provided prior to transferring the land to a venture or a third party for further development are recognized in "Other income—pre-opened communities" in our consolidated statements of income. Services provided for construction supervision, employee selection, licensing, training and marketing efforts after the land has been transferred are recognized as operating revenue and are included in "Management and professional services—pre-opened communities" in the consolidated statements of income. As we are minority owners in these development ventures, we record only the pre-opening income associated with the third-party ownership percentage in the venture. For example, when our venture partner has a 75% ownership interest in the venture, we recognize 75% of the pre-opening revenue earned. See "Liquidity and Capital Resources" for a description of development completion guarantees provided to certain of our development ventures.

From time to time we also develop wholly owned senior living communities. At December 31, 2005, we had eight wholly owned communities under construction with a resident capacity of over 1,000 residents. We expect these communities to be contributed to a venture or third party before construction is completed or, in some cases, upon receipt of a certificate of occupancy. We provide funding for the construction not otherwise financed by construction loans and capitalize the development costs associated with construction prior to the contribution of the development community to a venture or third-party owner. For equity investees that remain wholly owned, we recognize initial operating losses during the initial one to two years prior to the community achieving stabilization. We are committed to this investment in costs and expenses because we have historically been able to create significant value through the successful development and operation of prototype communities.

Off-Balance Sheet Arrangements

We utilize off-balance sheet arrangements in the form of real estate ventures. We believe that we reduce the risk to our stockholders related to real estate ownership and receive potential upside from the sale of a venture by owning a minority interest in the real estate underlying our long-term management contracts. These real estate ventures significantly reduce the amount of capital required by us to develop new communities. As part of our operating strategy, we may be required to provide some level of guarantees to these ventures, including limited debt guarantees and operating deficit guarantees. In addition, with respect to development ventures, we may provide financing necessary to complete the construction and we often provide development completion guarantees in the event actual costs of development exceed the approved budget.

For summary financial information of unconsolidated ventures, see Note 9 to our consolidated financial statements. For information regarding notes receivable from unconsolidated ventures, and guarantees and other commitments and contingencies to unconsolidated ventures, see

Notes 7 and 16 to our consolidated financial statements. Eleven of the unconsolidated ventures are variable interest entities under FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"). See Note 2 to our consolidated financial statements for a discussion of these variable interest entities.

2005 Developments

Acquisitions

Greystone Communities, Inc.

In May 2005, we acquired 100% of the equity interest in Greystone, a developer and manager of continuing care retirement communities ("CCRCs"). Through the acquisition of Greystone, we expanded into the not-for-profit sector, which is the largest segment of the CCRC industry. The acquisition of Greystone included management of 14 operating CCRCs (capacity for over 4,000 residents), pre-opening and ongoing management of an additional 17 communities (capacity for over 4,000 residents) that Greystone had under development for not-for-profit owners, as well as various other consulting and marketing agreements. We paid $45.5 million for Greystone and incurred approximately $1.0 million of transaction costs. We may also pay up to an additional $7.5 million if Greystone meets certain performance milestones in 2005, 2006, and 2007 for a total potential acquisition cost of $54.0 million, subject to various adjustments as set forth in the acquisition agreement.

The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price values preliminarily assigned are as follows (in millions):

Net working capital deficit	$ (1.8)
Property and equipment, net	0.6
Management and development contracts	13.8
Goodwill	33.9
Total purchase price (including transaction costs)	$46.5

The portion of the purchase price allocated to management contracts will be amortized over the specific term of each individual management contract acquired, which ranges from one to 14 years.

The Fountains

In July 2005, we contributed approximately $25.8 million in cash in exchange for a 20% interest in an unconsolidated venture formed to purchase assets from The Fountains, an Arizona-based owner and operator of senior living communities. Our venture partner contributed approximately $109.0 million in cash in exchange for an 80% interest in the venture. Concurrent with its funding, the venture paid approximately $448.9 million in cash to acquire 16 senior living communities owned or controlled by The Fountains. The purchase price includes transaction costs of $7.6 million, plus the assumption of approximately $69.6 million in refundable entrance fees. Approximately $331.0 million of the purchase price was obtained from the proceeds of non-recourse secured debt financing obtained by the venture ("The Fountains Loan"). We provided a liquidity support agreement for the scheduled debt service payments with respect to The Fountains Loan and also entered into certain credit support arrangements with the venture (see "Liquidity and Capital Resources").

We also acquired from The Fountains full ownership of one community, several undeveloped land parcels and certain other assets (including the underlying land and a related ground lease with respect to a community located in New Jersey) for approximately $29.0 million in cash, including transaction costs of $1.6 million. The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price values preliminarily assigned are as follows (in millions):

Net working capital deficit	$ (0.5)
Property and equipment, net	21.4
Management contracts	1.4
Goodwill	6.4
Other assets	0.3
Total purchase price (including transaction costs)	$29.0

We also agreed to pay the venture $12.0 million over 15 months for the right to enter into long-term management contracts with each of the 16 communities acquired by the venture. The transactions surrounding the entire portfolio provide us management for more than 4,000 additional units in 11 states.

Termination of Management Contracts

In November 2005, Five Star Quality Care, Inc. ("Five Star") terminated 12 management contracts for which we were the manager. We recognized an $80.2 million buyout fee and an additional $1.3 million for management fees which would have been earned from November 1, 2005 through December 29, 2005. We also wrote off the related remaining $13.8 million unamortized management contract intangible asset. In February 2006, Five Star terminated an additional long-term management contract and we received a termination fee of $4.8 million. Five Star's right to terminate these contracts was not related to our performance at any of these communities.

In 2005, other third-party owners terminated eight additional management contracts for which we were the manager. The third-party owners' right to terminate these contracts was not related to our performance at any of these communities.

Redemption of Convertible Notes

In February 2006, we completed the redemption of our remaining 5.25% convertible subordinated notes due February 1, 2009. Prior to the redemption date, all but $7,000 of the approximately $120 million principal amount of the notes outstanding was converted into approximately 6.7 million shares of common stock. The conversion price was $17.92 per share in accordance with the terms of the indenture agreement governing the notes.

New Corporate Credit Facility

In December 2005, we replaced our previous corporate credit facility with a new $250 million credit facility with a syndicate of banks. The $250 million credit facility provides for both cash borrowings and letters of credit. It has an initial term of four years with an extension option. The $250 million credit facility also permits cash borrowings and letters of credit in currencies other than U.S. dollars. Borrowings are expected to be used for general corporate purposes including investments, acquisitions and the refinancing of existing debt.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The consolidated financial statements include our wholly owned and controlled subsidiaries that manage, own and develop senior living communities. Variable interest entities ("VIEs") in which we have an interest are consolidated when we have been identified as the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. Investments in ventures in which we have the ability to exercise significant influence but do not have control are accounted for using the equity method.

We hold an interest in ventures established to develop or acquire and own senior living communities. When these ventures are considered to be variable interest entities ("VIEs") in accordance with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46R"), we consolidate the ventures if we are determined to be the primary beneficiary. When we have determined we are not the primary beneficiary and we determine that we own a non-controlling interest (because other partners or members control or participate in the management decisions of these ventures), the investments are accounted for under the equity method.

The equity method investments are recorded at cost and subsequently are adjusted for equity in net income (losses) and distributions. We determine our share of the investees' earnings or losses based on the distributions of cash flow from a hypothetical liquidation of the investee's assets and liabilities. The equity earnings are adjusted for the impact on the investee's reported earnings, if any, for the basis differences between our carrying value of the equity investments and the investee's underlying assets. We recognize profits on sales of services to these ventures to the extent of the ventures' outside ownership interest.

We owned interests in 187 unconsolidated senior living communities (31 of which are under development) through ownership interests in 30 unconsolidated ventures at December 31, 2005 that are accounted for under the equity method and one unconsolidated venture accounted for under the cost method. Those ventures are generally limited liability companies and partnerships. Our interest in those ventures generally ranges from five to 25%. We have one community in which we own less than 10%, 147 communities in which we own between 10% and 20%, 20 communities in which we own between 21% and 30%, and 19 communities in which we own more than 30%.

We generally do not have future requirements to contribute additional capital over and above the original capital commitments. The unconsolidated ventures obtain nonrecourse third-party debt. Our total investment in these ventures is comprised of our capital investment in these ventures and, when agreed to, subordinated debt and other short-term advances provided. At December 31, 2005, the total investment in the unconsolidated ventures was $200.2 million not including any guarantees provided to these ventures as described in Note 16 to the consolidated financial statements. The realization of these investments is dependent upon the ongoing operations of the ventures. Our underlying equity in the net assets of the investees exceeded the carrying value of the investments by $43.6 million and $52.0 million at December 31, 2005 and 2004, respectively.

We had an ownership interest in 11 ventures that are considered VIEs at December 31, 2005. We are the primary beneficiary and therefore consolidate eight of these VIEs. Seven of these consolidated VIEs are development communities in which we have a majority of the voting interest and are developing for Sunrise REIT. At December 31, 2005, included in our consolidated balance sheet were $56.1 million of development costs and $50.7 million of debt, including $6.6 million of third-party construction debt secured by the development communities and $44.1 million of borrowings from Sunrise REIT guaranteed by us. The only recourse to us with respect to these seven VIEs is under borrowings from Sunrise REIT.

The remaining consolidated VIE is Sunrise At Home Senior Living Services, Inc. ("Sunrise At Home"), a venture between us and two third parties. The venture offers home health services by highly trained staff members in customers' own homes and has annual revenue in excess of $18 million. Prior to December 2005, we accounted for our minority interest in Sunrise At Home as an equity method investment. In December 2005, we wrote down our interests in the venture by $3.6 million. Also, the venture was recapitalized with $7.5 million of additional equity received equally from the original controlling partner, a new independent partner and us. As of the recapitalization, we were determined to be the primary beneficiary and began consolidating this venture. We have included $9.4 million of net working capital related to the venture in the 2005 consolidated balance sheet.

We are not considered the primary beneficiary of the remaining three VIEs and, therefore, account for these investments under the equity method of accounting. Two of these VIEs are development ventures and one is an operating venture. One of the two development ventures was formed in April 2002 for the development of a senior living community in Washington, D.C., which was operating at December 31, 2005 with total assets of $30.3 million and annual revenue of $5.7 million in 2005. The other development venture was formed in September 2005 for the development of a luxury senior living community in Bethesda, Maryland, which was under development at December 31, 2005 with total assets of $37.2 million. The operating venture was formed with Sunrise REIT in December 2004 and contains five operating communities recapitalized from a development venture, eight operating communities recapitalized from a sale/manage back venture and two operating communities previously wholly owned by us. This operating venture had total assets of $261.5 million at December 31, 2005 and annual revenue of $71.0 million in 2005. Our maximum loss exposure from these three non-consolidated VIEs was $15.3 million at December 31, 2005.

Long-Lived Assets

Property and Equipment

Property and equipment are recorded at cost and primarily include costs directly related to the development and construction of communities. If a project is abandoned, any costs previously capitalized are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. If the carrying amount of an asset exceeds its undiscounted expected cash flows, an impairment charge would be recognized to the extent the carrying amount of the asset exceeds the fair value of the asset.

Repairs and maintenance are charged to expense as incurred.

Intangible Assets and Goodwill

Intangible assets relate primarily to the acquisition of Marriott Senior Living Services ("MSLS"), Karrington Health, Inc., Greystone and The Fountains and are comprised of management contracts, leaseholds and goodwill. In determining the allocation of the purchase price of acquisitions to net tangible and identified intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals.

Management contracts and leaseholds are valued using expected discounted cash flows and are amortized using the straight-line method over the remaining contract term, ranging from one to 30 years. The carrying amounts of management contracts and leaseholds are reviewed for impairment when indicators of impairment are identified. If the carrying amount of the assets exceeds the undiscounted expected cash flows over the remaining amortization periods, an impairment charge would be recognized to the extent the carrying amount of the asset exceeds the fair value of the assets.

Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired.

We conduct our annual impairment test of goodwill and indefinite life intangible assets in the fourth quarter.

For our 2005 impairment analysis, we considered Greystone (acquired in May 2005) as a separate reporting unit. In accordance with SFAS No. 142, we tested each reporting unit for possible impairment by comparing each reporting unit's net book value to its fair value. Because each reporting unit's fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units for the purpose of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these reporting units. Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. If actual results are different from our forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting our results of operations.

Loss Reserves For Certain Self-Insured Programs

We offer a variety of insurance programs to the communities we operate. These programs include property, general and professional liability, excess/umbrella liability, crime, automobile liability and physical damage, workers' compensation and employers' liability and employment practices liability ("Insurance Program"). Each community we operate is charged its proportionate share of the cost of the Insurance Program.

We utilize large deductible blanket insurance programs in order to contain costs for our workers' compensation risk and for our general and professional liability risks. The design and purpose of a large deductible insurance program are to reduce overall premium and claim costs by internally financing lower cost claims that are predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

Workers' Compensation and General/Professional Liability Insurance

Prior to September 1, 2001, we had been fully insured for general and professional liability costs with third-party insurers. Accordingly, to the extent claims are covered under these policies, we have no exposure for claims prior to that date. Subsequently, we self insured a portion of community general and professional liability and workers' compensation risks through our wholly owned captive insurance subsidiary Sunrise Senior Living Insurance, Inc. ("Sunrise Captive"), which is funded with premiums paid by each community. Sunrise Captive pays costs for each claim above a community deductible up to a per claim limit. Third-party insurers cover claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better. We accrued \$84.4 million and \$62.3 million at December 31, 2005 and 2004, respectively, for the estimated costs of general and professional liability and workers' compensation claims outstanding. These balances are classified as current liabilities and included in "Accounts payable and accrued expenses" in our consolidated balance sheets.

We record outstanding losses and expenses for both general and professional liability and workers' compensation based on the recommendations of an independent actuary and management's judgment. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2005, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined.

Employee Health Benefits

We offer employees an option to participate in a self-insured health plan. The cost of our employee health benefits, net of employee contributions, is shared by us and the managed unconsolidated communities based on the respective number of participants working directly for us or the unconsolidated communities. Funds collected are used to pay the actual program costs. Costs include estimated annual claims, third-party administration fees, network provider fees, communication costs, and other related administration costs incurred by us. Although claims under this plan are self-insured, we have aggregate protection which caps the potential liability for both individual and total claims during a plan year. Claims are paid as they are submitted to the plan administrator. We also maintain a reserve for claims that have been incurred but not yet reported. This reserve is based on the historical claim reporting lag and payment trends of health insurance claims. The liability for the self-insured health plan is included in "Accounts payable and accrued expenses" in the consolidated balance sheets and was \$20.2 million and \$23.2 million at December 31, 2005 and 2004, respectively.

Revenue Recognition

Operating Revenue

"Management and professional services—operating communities" is comprised of fees from operating communities owned by unconsolidated ventures and third parties, which consist of base management fees, incentive management fees, consulting fees and termination fees. The management fees are generally between five and eight percent of a managed community's total operating revenue. Fees are recognized in the month they are earned in accordance with the terms of the management contract. In addition, changes in estimates for credit support payments made to certain communities are recorded as a reduction to revenue as management fees are also being recorded related to these same communities.

"Community contract services reimbursement" is comprised of reimbursable expenses (such as payroll, utilities and other operating expenses) from unconsolidated communities operated by our employees under long-term management agreements which are recognized when services are provided. The related expenses are included in "Reimbursable community contract services."

"Management and professional services—pre-opened communities" is comprised of fees received for services provided prior to the opening of an unconsolidated community. These fees are recognized in accordance with Staff Accounting Bulletin 104 and Emerging Issues Task Force ("EITF") Issue No. 00-21. Fees related to building design and construction oversight are recognized using the percentage-of-completion method and the portion related to marketing services is recognized on a straight-line basis over the estimated period the services are provided. The cost-to-cost method is used to measure the extent of progress toward completion for purposes of calculating the percentage of completion portion of the revenues.

"Resident fees" are earned for the delivery of senior living services to residents at our consolidated communities. Residents, their families, other responsible parties and Medicare/Medicaid typically are billed monthly. Approximately 91%, 92% and 93%, of our resident fee revenue was derived from private pay sources in 2005, 2004 and 2003, respectively. The remaining resident fee revenue was derived from Medicare/Medicaid. Resident fees are earned for services including basic care, skilled nursing care, community fees, extended levels of care, Reminiscence care and other resident-related services. Resident fees are recognized monthly as services are provided. Agreements with residents are generally for a term of one year and are cancelable by residents with thirty days' notice.

Other Income—Operating Communities

"Other income—operating communities" is recognized upon the sale of communities operated by us. Operating contingencies may require us to defer a portion of the gain until such operating contingencies are satisfied. If the operating contingencies are not met for an identified period, we would be required to repay a portion of the cash proceeds related to the specific contingency and would not recognize the portion of the gain associated with that contingency.

Other Income—Pre-opened Communities

We customarily provide pre-opening services for development property we hold prior to transferring the property to a venture or a third party for further development. We generally receive consideration for these pre-opening services, improvements and land in connection with the sale of the property.

Results of Operations

We currently derive our consolidated operating revenues from the following sources:

- Management and professional services provided to operating and pre-opened communities for unconsolidated ventures and other third-party owners;
- Community contract services reimbursement, which represents the reimbursement of community contract services expense; and
- Resident fees for the delivery of senior living services to our consolidated communities.

Operating expenses are classified into the following categories:

- Reimbursable community contract services from unconsolidated ventures and other third-party owners;
- Management and professional services—pre-opened communities for site selection, zoning, community design, construction management and financing incurred for development communities;
- Community operating expense, which includes labor, food, marketing and other direct community expenses for our consolidated communities;
- Community lease for rental expenses at our consolidated communities;
- General and administrative expense related to headquarters and regional staff expenses and other administrative costs; and
- Depreciation and amortization.

Our results of operations for each of the three years in the period ended December 31 were as follows:

	Year Ended December 31,			% Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
(dollars in thousands, except earnings per share)					
Operating revenue:					
Management and professional services—operating communities[(1)]	$ 188,005	$ 90,184	$ 67,560	108%	33%
Community contract services reimbursement	1,235,608	996,726	676,359	24%	47%
Management and professional services—pre-opened communities	40,715	16,775	11,566	143%	45%
Resident fees	355,151	342,786	340,775	4%	1%
Total operating revenue	1,819,479	1,446,471	1,096,260	26%	32%
Operating expenses:					
Reimbursable community contract services	1,235,608	996,726	676,359	24%	47%
Management and professional services—pre-opened communities	31,541	14,638	14,852	115%	(1)%
Community operating	272,616	258,667	254,203	5%	2%
Community lease	48,401	47,085	38,511	3%	22%
General and administrative	90,716	72,362	72,120	25%	—%
Depreciation and amortization[(1)]	43,432	21,378	16,406	103%	30%
Total operating expense	1,722,314	1,410,856	1,072,451	22%	32%
Other operating income:					
Operating communities	411	24,330	75,579	(98)%	(68)%
Pre-opened communities	8,819	10,354	10,098	(15)%	3%
Other non-operating income (expense):					
Interest income	6,977	8,533	8,869	(18)%	(4)%
Interest expense	(3,518)	(7,069)	(25,440)	(50)%	(72)%
Gain on sale of investment in Sunrise REIT debentures	3,939	—	—	—%	—%
Equity in earnings and return on investment in unconsolidated senior living communities	13,235	9,394	5,343	41%	76%
Minority interests	(815)	(701)	(1,105)	16%	(37)%
Provision for income taxes	(46,471)	(29,769)	(34,975)	56%	(15)%
Net income	$ 79,742	$ 50,687	$ 62,178	57%	(18)%
Basic net income per common share	$ 1.92	$ 1.25	$ 1.46	54%	(14)%
Diluted net income per common share	$ 1.67	$ 1.12	$ 1.32	49%	(15)%
Total communities:					
Consolidated	61	60	66	2%	(9)%
Unconsolidated	156	125	120	25%	4%
Managed	198	195	187	2%	4%
	415	380	373	9%	2%
Resident capacity	50,673	43,109	42,751	18%	1%

(1) In 2005, Five Star Quality Care, Inc. terminated 12 management contracts, and we received $81.5 million related to their buyout and wrote off the remaining $13.8 million unamortized management contract intangible asset.

In 2005, we continued to capitalize on our brand and management services experience by entering into new management and professional services contracts internationally and domestically. The number of communities managed for unconsolidated ventures and other third-party owners increased from 320 in 2004 to 354 in 2005, or 11%. In 2005, we added management of 35 communities which we own or in which we have an ownership interest, including 17 communities acquired from the acquisition of assets from The Fountains. We also added management of 20 new communities owned by independent third parties, including 14 management contracts acquired from the acquisition of Greystone. As part of the acquisition of assets from The Fountains, we also acquired management of an existing community which we lease to a third party. Additionally, 20 management contracts were terminated and one of our unconsolidated ventures sold its three senior living communities (two of the communities were sold to another unconsolidated venture in which we have an ownership interest and one of the communities was sold to Sunrise REIT). We continue to manage these three communities under long-term management agreements.

The number of communities managed for unconsolidated ventures and other third-party owners increased by 4% in 2004 compared to 2003. In 2004, we began operating nine additional communities which we lease or in which we have an ownership interest and began managing seven new communities owned by independent third parties. We terminated two management contracts and three leases acquired through the MSLS acquisition, closed three communities and sold one community.

The same-community average daily resident fee, consisting of daily net resident fees plus additional care fees, for senior living communities that we own or have an ownership interest in and that were stabilized in the fourth quarter of 2005 and 2004 (170 communities) was $136.55 and $131.85, respectively. The same-community average daily resident fee for senior living communities that we owned or had an ownership interest in and that were stabilized in the fourth quarter of 2004 and 2003 (147 communities) was $137.37 and $130.69, respectively. Stabilized communities are those that have been operated by us for at least 12 months or that have achieved occupancy percentages of 95% or above.

Net income increased 57% to $79.7 million in 2005, or $1.67 per share (diluted) from $50.7 million, or $1.12 per share (diluted) in 2004. The increase in net income was primarily due to an increase in "Management and professional services—operating communities" revenue of $97.8 million, which includes $81.5 million received from Five Star in connection with the termination of management contracts, and also an increase in "Management and professional services—pre-opened communities" revenue attributed to contributions from our acquisition of Greystone and our accelerated development efforts. This was offset by increases in "Management and professional services—pre-opened communities" expense, which correspond to the increased contributions from Greystone and our accelerated development efforts, "Depreciation and amortization" expense, which includes accelerated amortization of $13.8 million with respect to the terminated Five Star management contracts, and an anticipated reduction in "Other income—operating communities" of $23.9 million.

Net income decreased 18% to $50.7 million in 2004, or $1.12 per share (diluted) from $62.2 million, or $1.32 per share (diluted) in 2003. The decrease in net income was primarily due to the anticipated reduction in "Other income—operating communities" of $51.2 million, which was partially offset by continued strong growth in "Management and professional services—operating communities" revenue and a decrease in interest expense.

Operating Revenue

Management and professional services—operating communities

2005 Compared to 2004

"Management and professional services—operating communities" revenue was $188.0 million in 2005 compared to $90.2 million in 2004, an increase of $97.8 million, or 108%, which was primarily comprised of:

- $80.2 million received from Five Star for the termination of 12 management contracts in December 2005 and $1.5 million received for the termination of a management contract in the third quarter of 2005;
- $8.6 million from 31 management contracts obtained in 2005 from the Greystone and The Fountains acquisitions;
- $5.2 million from increased average daily rates and increases in occupancy associated with existing communities; and
- $2.2 million from 23 new communities managed in 2005 for unconsolidated ventures and third parties (other than the Greystone and The Fountains acquisitions).

2004 Compared to 2003

"Management and professional services—operating communities" revenue was $90.2 million in 2004 compared to

$67.6 million in 2003, an increase of $22.6 million, or 33%, which was primarily comprised of:

- $14.4 million from management contracts obtained in March 2003 from the MSLS acquisition, which contributed 12 months of revenue in 2004 but only 9 months of revenue in 2003;
- $5.7 million from increases in occupancy and average daily rates from existing communities;
- $4.5 million from the sale of 36 wholly owned communities to unconsolidated ventures and other third-party owners in 2004 and 2003. Revenue from these communities was previously included in "Resident fees;"
- a reduction of $2.5 million related to credit support payments; and
- $1.3 million from 13 new communities managed for unconsolidated ventures.

Community contract services reimbursement

Community contract services reimbursement increased $238.9 million in 2005 and $320.4 million in 2004, respectively, compared to the prior years. Community contract services reimbursement fluctuates based on the number of communities managed for unconsolidated ventures and other third-party owners and is offset by a corresponding amount in operating expenses—"Reimbursable community contract services." The number of communities we managed for unconsolidated ventures and other third-party owners increased by 35 in 2005 and by 13 in 2004.

Management and professional services—pre-opened communities

2005 Compared to 2004

"Management and professional services—pre-opened communities" revenue was $40.7 million in 2005 compared to $16.8 million in 2004, an increase of $23.9 million, or 143%, which was primarily comprised of:

- $20.4 million from 17 development contracts obtained in 2005 from the Greystone acquisition;
- $8.1 million from an additional 13 communities under development in 2005 compared to 2004;
- a decrease of $2.5 million in 2005 for development completion guarantees for five development communities; and
- a decrease of $2.1 million from financing fees received in 2004 for securing debt on behalf of Sunrise REIT.

2004 Compared to 2003

"Management and professional services—pre-opened communities" revenue was $16.8 million in 2004 compared to $11.6 million in 2003, an increase of $5.2 million, or 45%, which was primarily comprised of:

- $3.1 million from seven additional communities under development in 2004 compared to 2003; and
- $2.1 million from financing fees received in 2004 for securing debt on behalf of Sunrise REIT.

Resident fees

2005 Compared to 2004

Resident fees were $355.2 million in 2005 compared to $342.8 million in 2004, an increase of $12.4 million, or 4%, which was primarily comprised of:

- $20.9 million from existing consolidated communities resulting from increases in occupancy, average daily rates and other ancillary services;
- a decrease of $10.2 million from the sale of four wholly owned communities to Sunrise REIT in December 2004. Revenue from these communities is now included in "Management and professional services—operating communities";
- $6.3 million from the acquisition of two consolidated communities and other ancillary services in 2005 and 2004; and
- a decrease of $4.6 million from the closing of four consolidated communities in 2004.

2004 Compared to 2003

Resident fees were $342.8 million in 2004 compared to $340.8 million in 2003, an increase of $2.0 million, or 1%, which was primarily comprised of:

- a decrease of $56.6 million from the sale of 33 consolidated senior living communities in the third quarter of 2003 that are now managed for unconsolidated ventures or third parties and included in "Management and professional services—operating communities";
- $49.3 million from the acquisition of MSLS communities with operating leases;
- $8.2 million from the acquisition of other consolidated communities in the second quarter of 2003;
- $9.6 million from existing consolidated communities resulting from increases in occupancy and average daily rates;
- a decrease of $5.8 million from the closing of four communities in 2004; and
- a decrease of $2.7 million from the sale of ten consolidated communities in the first quarter of 2003 that are now managed for unconsolidated ventures or third parties and included in "Management and professional services—operating communities."

Operating Expenses

Management and professional services—pre-opened communities

2005 Compared to 2004

"Management and professional services—pre-opened communities" expense was $31.5 million in 2005 compared to $14.6 million in 2004, an increase of $16.9 million, or 115%, which was primarily comprised of:

- $16.5 million from the post acquisition activity of Greystone;
- $3.6 million from European development. There were 28 European communities under development in 2005 compared to 17 communities under development in 2004; and
- a decrease of $2.6 million related to Canadian development and the completion of one Canadian community in 2005.

2004 Compared to 2003

"Management and professional services—pre-opened communities" expense was $14.6 million in 2004 compared to $14.9 million in 2003, a decrease of $0.3 million, or 1%, which was primarily comprised of:

- $2.6 million in labor costs from continued growth in development projects. There were 76 communities under development in 2004 compared to 67 communities under development in 2003;
- $1.2 million from international development costs; and
- a corresponding increase of $3.1 million in capitalized costs associated with the increased development activity.

Community operating

2005 Compared to 2004

Community operating expense was $272.6 million in 2005 compared to $258.7 million in 2004, an increase of $13.9 million, or 5%, which was primarily comprised of

- $14.7 million from existing consolidated communities resulting primarily from increases in occupancy;
- a decrease of $6.9 million from the sale of four wholly owned communities to Sunrise REIT in December 2004;
- $3.8 million from the acquisition of one consolidated community and other ancillary services from The Fountains;
- $3.4 million from costs associated with hurricanes in 2005;
- a decrease of $3.6 million from the closure of four consolidated communities in 2004; and
- $2.4 million from the acquisition of a consolidated community in the second quarter of 2004.

2004 Compared to 2003

Community operating expense was $258.7 million in 2004 compared to $254.2 million in 2003, an increase of $4.5 million, or 2%, which was primarily comprised of:

- a decrease of $36.7 million from the sale of 33 consolidated communities in the third quarter of 2003 and a decrease of $1.9 million from the sale of ten consolidated communities in the first quarter of 2003. All of these communities are now managed for unconsolidated ventures or third parties;
- $34.4 million from the acquisition of MSLS communities with operating leases;
- $7.4 million from existing consolidated communities resulting primarily from increases in occupancy;
- $6.3 million from the acquisition of other consolidated communities since December 31, 2003; and
- a decrease of $5.0 million from the closing of four communities in 2004.

Community lease

2005 Compared to 2004

Community lease expense was $48.4 million in 2005 compared to $47.1 million in 2004, an increase of $1.3 million, or 3%. The increase was primarily a result of increases in variable lease costs.

2004 Compared to 2003

Community lease expense was $47.1 million in 2004 compared to $38.5 million in 2003, an increase of $8.6 million, or 22%. The increase was from the acquisition of 18 MSLS communities with operating leases in March 2003.

General and administrative

2005 Compared to 2004

General and administrative expense was $90.7 million in 2005 compared to $72.4 million in 2004, an increase of $18.3 million, or 25%, which was primarily comprised of:

- $15.4 million in salaries, employee benefits (net of actual insurance program costs reimbursed by benefit plans), travel and related costs associated with additional employees to support the increased number of communities we manage;
- $4.8 million from software maintenance and enhancements;
- $3.3 million from transition expenses from The Fountains acquisition; and
- a decrease of $2.0 million related to the implementation of Sarbanes-Oxley internal control requirements in 2004.

2004 Compared to 2003

General and administrative expense was $72.4 million in 2004 compared to $72.1 million in 2003, an increase of $0.3 million, or less than 1%, which was primarily comprised of:

- a decrease of $10.2 million from transition expenses for the MSLS acquisition in 2003;
- $7.3 million in salaries, employee benefits, travel and related costs associated with additional employees to support the increased number of communities we manage; and
- $3.0 million related to the implementation of Sarbanes-Oxley internal control requirements.

Depreciation and amortization

2005 Compared to 2004

Depreciation and amortization expense was $43.4 million in 2005 compared to $21.4 million in 2004, an increase of $22.0 million, or 103%, which was primarily comprised of:

- $14.5 million from the write-off of contract intangibles from 13 management contracts that were terminated in 2005;
- $5.9 million from the amortization of intangible assets associated with the Greystone acquisition; and
- $1.7 million from fixed assets and software placed in service.

2004 Compared to 2003

Depreciation and amortization expense was $21.4 million in 2004 compared to $16.4 million in 2003, an increase of $5.0 million, or 30%, which was primarily comprised of:

- $2.9 million from the amortization of MSLS leasehold intangibles acquired in March 2003; and
- $1.7 million from fixed assets placed in service.

Other Operating Income

Other income from operating communities and pre-opened communities fluctuates depending on the timing of dispositions of communities and the satisfaction of certain operating contingencies.

"Other income—operating communities" decreased $23.9 million in 2005 and $51.2 million in 2004, respectively, compared to the prior years.

- In 2005, we recognized $0.4 million related to the satisfaction of certain operating contingencies for a community sold in 2002.
- In 2004, we recognized $24.3 million from the satisfaction of certain operating contingencies for communities sold in 2003. Additionally, we sold four communities and deferred approximately $1.8 million related to the satisfaction of certain operating contingencies.
- In 2003, we sold 43 communities and recognized $42.9 million. In addition, we deferred $24.6 million until certain contingencies were met. We recognized $36.0 million in 2003 related to the satisfaction of certain contingencies for communities sold in 2002.

"Other income—pre-opened communities" decreased $1.5 million in 2005 and increased $0.3 million in 2004, respectively, compared to the prior years.

- In two related transactions consummated in September and December 2005, we sold a development community to an unconsolidated venture in which we have a combined 21.6% ownership interest and recognized $3.8 million.
- In 2005, we sold six development communities to two unconsolidated ventures and recognized $2.5 million.
- In 2005, we sold one development community to an unconsolidated venture with Sunrise REIT in which we have a 20% ownership interest and recognized $0.5 million and a foreign currency exchange gain of $1.9 million while holding the related intercompany loans and advances.
- In 2004, we sold 13 development communities to six unconsolidated ventures and recognized $6.9 million. We also sold three communities to third-party owners and recognized $3.5 million.
- In 2003, we sold five development communities to three unconsolidated ventures and recognized $3.3 million. We also sold five communities to third-party owners and recognized $6.8 million.

Other Non-operating Income

2005 Compared to 2004

Interest expense decreased $3.6 million in 2005 compared to 2004 as a result of additional capitalized interest from increased development activity. The weighted-average interest rate on our debt was 6.40% and 5.48% at December 31, 2005 and 2004, respectively. Interest incurred is expected to decrease in 2006 due to the conversion of our remaining 5.25% convertible subordinated notes in February 2006.

In 2005, we recognized a $2.0 million gain on the sale of our investment in Sunrise REIT debentures and a foreign currency exchange gain of $1.9 million while holding the related intercompany loans and advances.

2004 Compared to 2003

Interest expense decreased $18.4 million in 2004 compared to 2003 as a result of a $258.8 million reduction in debt in 2003. The weighted-average interest rate on our debt was 5.48% and 5.03% at December 31, 2004 and 2003, respectively.

Equity in Earnings and Return on Investment in Unconsolidated Senior Living Communities

Equity in earnings and return on investment in unconsolidated senior living communities represents our allocation of the results of operations and returns on our investments from the distributions of proceeds from transactions with our unconsolidated ventures.

2005 Compared to 2004

Equity in earnings and return on investment in unconsolidated senior living communities was $13.2 million in 2005 compared to $9.4 million in 2004, an increase of $3.8 million, or 41%, which was primarily comprised of:

- $8.8 million return on our investment pursuant to the terms of a venture agreement;
- a decrease of $4.9 million from our portion of start-up losses associated with two international development ventures. In 2005, these two ventures opened four communities which incurred losses in 2005;
- $2.9 million return on our investment whereby an unconsolidated venture sold two senior living communities to Sunrise REIT;
- $3.0 million return on our investment whereby an unconsolidated venture sold its three senior living communities and distributed the proceeds to its members. We recognized the $3.0 million of cash received in excess of our investment.
- a decrease of $3.6 million from the write-down of our interest in Sunrise At Home; and
- a decrease of $2.5 million from the results of operations from other unconsolidated ventures, including our portion of start-up losses from development ventures.

2004 Compared to 2003

Equity in earnings and return on investment in unconsolidated senior living communities was $9.4 million in 2004 compared to $5.3 million in 2003, an increase of $4.1 million, or 76%, which primarily resulted from improved operations and additional incentive fees.

Provision for Income Taxes

Our effective tax rate was 36.8%, 37.0% and 36.0% in 2005, 2004 and 2003, respectively. The fluctuations in our effective tax rates are primarily related to the amount of U.S. federal work-opportunity tax credits.

Realization of the deferred tax asset of $20.7 million and $25.4 million at December 31, 2005 and 2004, respectively, is primarily dependent on our ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. We expect to fully utilize the loss carryforwards prior to expiration.

Liquidity and Capital Resources

Overview

We had $74.9 million of working capital at December 31, 2005 compared to $78.1 million at December 31, 2004, a decrease of $3.2 million. In addition, we had $184.4 million available under our credit facilities at December 31, 2005. Included in working capital were $225.3 million and $156.8 million of cash and cash equivalents and short-term investments at December 31, 2005 and 2004, respectively. The change in working capital was primarily due to:

- $68.5 million increase in cash and cash equivalents and short-term investments, primarily from termination fees received in 2005;
- $13.6 million increase in the current portion of notes receivable—affiliates; and
- $1.5 million net increase in prepaid expenses and other current assets and deferred income taxes;

off-set by:

- $71.0 million increase in accrued expenses related to increased accrued salaries and insurance reserves; and
- $16.1 million in current maturities of long-term debt, primarily from borrowings from Sunrise REIT.

As we have used all of our U.S. Federal operating loss carryforwards, we expect to make Federal income tax payments of approximately $20 million in 2006. To date, we have financed our operations primarily with cash generated from operations, both short-term and long-term borrowings and proceeds from the sale of communities pursuant to our sale/long-term manage back program.

We currently estimate that our existing credit facilities, together with existing working capital, cash flows from operations, financing commitments and financing expected to be available, will be sufficient to fund our liquidity needs during the next 12 months, including communities currently under construction. Additional financing will, however, be required to complete additional development and to refinance existing indebtedness. We estimate that it will cost approximately $140.0 million to complete the communities we currently have under construction. We expect these costs will be recovered when these communities are contributed to unconsolidated ventures before construction is completed, or in some circumstances, upon receipt of a certificate of occupancy. We have entered into contracts to purchase and lease additional sites. We expect to develop the majority of the sites under purchase contracts within ventures. This business model limits the amount of capital required of us to complete the development of the communities. We expect that cash flows from operations, together with borrowings under existing credit facilities will be sufficient to fund our investment in the development and construction of these additional communities for at least the next 12 months. We expect from time to time to seek additional funding through public or private financing sources, including equity or debt financing. We can provide no assurance that such financing and refinancing will be available on acceptable terms.

Long-Term Debt

At December 31, 2005, we had $202.8 million of outstanding debt with a weighted average interest rate of 6.40%, including $119.9 million of convertible subordinated notes. Of the $202.8 million of outstanding debt, we had $183.8 million of fixed-rate debt with a weighted average interest rate of 6.47% and $19.0 million of variable rate debt with a weighted average interest rate of 5.69%. In February 2006, we redeemed all of our outstanding convertible subordinated notes that had not been converted at that time.

At December 31, 2005, we had $51.4 million of debt that is due within the next 12 months. Of this amount, $43.3 million relates to ten wholly owned communities. This debt is mortgage financing, most of which we intend to refinance or extend in 2006. The remaining $8.1 million represents borrowings under a credit facility.

On December 2, 2005, we entered into a $250 million secured corporate credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility replaces our former credit facility. The $250 million Credit Facility provides for both cash borrowings and letters of credit. It has an initial term of four years with an extension option. Cash borrowings in U.S. dollars accrue interest at LIBOR plus 1.70% to 2.25% plus a fee to participating lenders subject to certain European banking regulations or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 0.00% to 0.75%. The $250 million Credit Facility also permits cash borrowings and letters of credit in currencies other than U.S. dollars. Interest on cash borrowings in non-U.S. currencies accrues at the rate of the Banking Federation of the European Union for the Euro plus 1.70% to 2.25%. Letters of credit fees are equal to 1.50% to 2.00% of the maximum available to be drawn on the letters of credit. We pay commitment fees of 0.25% on the unused balance of the credit facility. Borrowings are used for general corporate purposes including investments, acquisitions and the refinancing of existing debt. There were $73.6 million of letters of credit and no cash advances outstanding under this credit facility at December 31, 2005. The letters of credit have been pledged primarily for the benefit of insurance companies, lenders and certain municipalities and were unused at December 31, 2005. The letters of credit issued under the $250 million corporate credit facility expire within one year.

Our debt instruments contain various financial covenants and other restrictions, including provisions that: (1) require us to meet certain financial tests (for example, our $250 million line of credit requires us not to exceed certain leverage ratios, to maintain certain fixed charge coverage ratios and to have a consolidated net worth of at least $450 million as adjusted each quarter and to meet other financial ratios); (2) require consent for changes in control; and (3) restrict our ability and our subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which we are not the surviving entity, without lender consent. At December 31, 2005, we were in compliance with all of our debt covenants.

Debt Guarantees and Financing Obligations

As part of our operating strategy, we may provide debt guarantees to certain of our ventures. Unless otherwise stated, we would be required to perform under a debt guarantee if the venture failed to perform under the debt agreement and the bank pursued our guarantee. Also as part of our operating strategy, we may undertake certain financing obligations in connection with acquisitions.

The following table sets forth our debt guarantees and other obligations at December 31, 2005 (dollars in thousands):

	Amount	Number of Communities
Debt guarantees:		
Development ventures	$ 31,925	10
Other ventures	14,573	7
	46,498	17
Other obligations:		
Entrance fees	69,197	2
Other	1,201	4
	70,398	6
	$116,896	23

At December 31, 2005, we provided $46.5 million of debt guarantees to ventures, which represents our maximum exposure. Of the $31.9 million in debt guarantees to development ventures, $5.0 will terminate in December 2006, $8.4 million will be removed upon achieving certain debt service coverage targets and the remaining $18.5 million will remain in place throughout the terms of the loans. Of the $14.6 million in debt guarantees to other unconsolidated ventures, $8.6 million relates to hospital partnerships and $3.8 million relates to acquisition partnerships that remain in place throughout the terms of the loans. The remaining $2.2 million relates to an operating venture and will be removed when or if certain occupancy and debt service coverage targets are met. To date, we have not been required to fund any debt guarantees.

We have $69.2 million remaining in financing obligations at December 31, 2005 associated with management contracts acquired from MSLS in March 2003. In connection with this transaction, CNL Retirement Properties, Inc. ("CNL") agreed to assume the obligation to repay entrance fees issued by MSLS with respect to two continuing care retirement communities. To the extent that CNL fails to satisfy this obligation, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. We have provided an additional $1.2 million financing obligation related to the acquisition of MSLS, which is comprised of an obligation to provide financing under existing credit facilities to four communities.

At December 31, 2005, we do not believe that we will be required to fund any amounts related to these debt guarantees and obligations.

Development Completion Guarantees

We typically guarantee that communities developed in ventures or with third parties will be completed at budgeted costs approved by all partners. Budgeted costs generally include contingency reserves for unforeseen costs and potential overruns. We would be required to fund these guarantees if the actual costs of development exceeded the approved budgeted costs. For some ventures, such guarantees are subject to pooling whereby cost overruns and cost savings are pooled to determine our funding commitment. At December 31, 2005, 36 communities were under construction and subject to completion guarantees. We have over 20 years' experience in the development and construction of senior living communities. Our construction contractors are experienced in building and developing senior living communities and assume much of the risk of on-time and on-budget completion by executing guaranteed fixed-price contracts. The terms of these guarantees generally provide for no limitation to the maximum potential future payments. We paid $0.9 million in 2005 under the development completion guarantees. No amounts were paid in 2004. We expect to make payments of $2.0 million in 2006 related to two development communities, $1.0 million of which will be an interest-bearing loan to the venture; the remaining $1.0 million was recorded in 2005 as a reduction of "Management and professional services—pre-opened communities" revenue, as the funds are being drawn as revenues are being recognized.

The following table sets forth our estimated liability under development completion guarantees at December 31, 2005 (dollars in thousands):

	Number of Communities	Expected Payout (2006)
Development completion guarantees	36	$2,000

Operating Deficit Credit Facilities

As part of certain management contracts, we may provide an operating deficit credit facility to cover cash shortfalls of monthly expenses after operating reserves have been depleted. If we are required to fund under a facility, amounts funded either become loans to the venture or are recorded as a reduction in revenue. The credit facilities are generally in place for a limited period of time (until the community reaches stabilization), there is no limit on the potential future payments, and repayment is due when the community has adequate operating cash flows or is sold.

At December 31, 2005, 20 operating communities were subject to an operating deficit credit facility and 28 additional communities will be subject to an operating credit facility upon opening. We funded $0.7 million to two communities in 2005, which was recorded as a reduction of "Management and professional services—pre-opened communities" revenue. We expect to fund an additional $5.8 million in 2006, and such amounts will become loans when funded.

The following table sets forth our estimated liability under operating deficit credit facilities at December 31, 2005 (dollars in thousands):

	Number of Communities	Expected Payout (2006)
Operating communities	20	$5,796

Other Commitments

The following table sets forth our estimated liability under other commitments at December 31, 2005 (dollars in thousands):

	Number of Communities	Expected Payout
Credit support agreements	13	$1,929
Commitments to advance funds	24	1,588
Liquidity support agreement	16	—
	53	$3,517

We have provided credit support agreements to certain communities that we have developed or for which we have acquired management contracts with a significant opportunity for occupancy improvements. Generally, credit support agreements are provided for limited periods of time and require funding if operating cash flows or returns to investors are below stated targets. For communities sold by us, a reserve may be established from the transaction proceeds to fund these potential payments in connection with the sale. If payments are not recoverable as a loan, a liability is recorded for the estimated payments to be made at the commitment date. On a quarterly basis, we evaluate the estimated liability based on the operating results of the community and the terms of the agreement. If it is probable that we will be required to fund additional amounts than previously estimated, the additional amounts are recorded as a reduction of "Management and professional services—operating communities" revenue. At December 31, 2005, we had 13 communities that were subject to credit support arrangements that terminate within six to ten months. We expect to fund $1.9 million in 2006, and such amounts have been accrued at December 31, 2005.

At December 31, 2005, we have commitments to advance funds to 24 communities, the longest of which is for less than two years. Advances under these commitments are recoverable as loans and are generally repayable to us from operating cash flows and/or proceeds from the sale of the community. We expect to fund $1.6 million in 2006 under these commitments.

In connection with The Fountains transaction, we agreed to a liquidity support agreement for scheduled debt service payments with respect to The Fountains Loan. Under the terms of the liquidity support agreement, we would be required to perform if the venture failed to make scheduled debt service payments under The Fountains Loan and the bank pursued our guarantee. Our maximum exposure under this liquidity support agreement is $162 million in the event the venture does not make any of its required debt service payments and The Fountains Loan is extended to its full term of seven years. Based on the projected operations of the communities, we do not expect to make any payments under the liquidity support agreement. The liquidity support agreement remains in place for up to seven years. No amounts were paid in 2005.

We have also guaranteed a $0.9 million obligation of an unconsolidated international venture under a land purchase contract.

Contractual Obligations

Our current contractual obligations include long-term debt, operating leases for our corporate and regional offices, operating leases for 29 of our communities, 27 contracts to purchase land, and four contracts to lease land. See Note 16 to our consolidated financial statements for a discussion of our contractual obligations.

Principal maturities of long-term debt, future minimum lease payments, and amounts due on land purchases and lease commitments at December 31, 2005 are as follows (in thousands):

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
Long-term debt[1]	$ 215,156	$ 57,179	$ 26,609	$121,598	$ 9,770
Operating leases	528,239	56,812	113,568	114,038	243,821
Land purchase contracts	124,666	117,716	6,950	—	—
Land lease commitments	153,104	1,237	2,635	2,796	146,436
Total	$1,021,165	$232,944	$149,762	$238,432	$400,027

(1) Long-term debt includes maturities and interest obligations.

We anticipate future development to occur in ventures and expect to be reimbursed for the majority of the land purchase contracts and land lease costs by our capital partners when the development ventures are formed.

Cash Flows

Our primary sources of cash from operating activities are the collection of management and professional services fees from operating and pre-opened communities, collection of monthly fees and other billings from services provided to residents of our consolidated communities, and distributions of operating earnings from unconsolidated ventures. The primary uses of cash for our ongoing operations include the payment of community operating expenses for our consolidated and managed communities. Changes in operating assets and liabilities such as accounts receivable, prepaids and other current assets, and accounts payable and accrued expenses will fluctuate based on the timing of payment to vendors. Reimbursement for these costs from our managed communities will vary as some costs are pre-funded, such as payroll, while others are reimbursed after they are incurred. Therefore, there will not always be a correlation between increases and decreases of accounts payable and receivables for our managed communities.

Net cash provided by operating activities was $198.8 million and $86.2 million in 2005 and 2004, respectively. In 2005, cash flows provided by operations consisted primarily of net earnings, an increase in accounts payable and accrued expenses and a decrease in accounts receivable. These were partially offset by an increase in prepaid expenses, due from unconsolidated senior living communities and other current assets. The increase in accounts payable and accrued expenses was a result of increased self-insurance program reserves, accrued salaries and other accounts payable and accruals. In 2004, cash flows provided by operations consisted primarily of net earnings, an increase in accounts payable and accrued expenses, offset by an increase in accounts receivable and an increase in prepaid expenses, due from unconsolidated senior living communities and other current assets.

Net cash used in investing activities was $149.4 million and $5.6 million in 2005 and 2004, respectively. In 2005, we acquired Greystone and The Fountains for $46.5 million and $29.0 million, respectively, acquired property for $134.3 million and contributed $64.1 million to unconsolidated senior living communities. These uses of cash were partially offset by $56.2 million from the disposition of property and $27.9 million of distributions received from unconsolidated senior living communities. In 2004, we acquired property for $110.7 million and contributed $28.0 million to unconsolidated senior living communities. These uses of cash were partially offset by $146.1 million from the disposition of property and $7.8 million of distributions received from unconsolidated senior living communities.

Net cash provided by financing activities was $34.0 million in 2005 compared to net cash used in financing activities of $41.3 million in 2004. Activities included additional borrowings of $148.5 million and $112.8 million, offset by debt repayments of $137.3 million and $119.5 million in 2005 and 2004, respectively. The additional borrowings under our credit facility were used to fund our continued development of senior living communities and refinance existing debt. We repurchased approximately $8.7 million of our common stock and received proceeds of $29.1 million from the exercise of stock options in 2005. We repurchased approximately $63.2 million of our common stock and received proceeds of $29.7 million from the exercise of stock options in 2004.

Stock Repurchase Programs

In July 2002, our Board of Directors authorized the repurchase of outstanding shares of our common stock up to an aggregate purchase price of $50.0 million over the subsequent 12 months. In May 2003, our Board of Directors expanded the repurchase program to an aggregate purchase price of $150.0 million to repurchase outstanding shares of common stock and/or our outstanding 5.25% convertible subordinated notes due 2009. In March 2004, our Board of Directors authorized the additional repurchase of outstanding shares of our common stock and/or our outstanding convertible subordinated notes up to an aggregate purchase price of $50.0 million. At December 31, 2005, each of these preceding authorizations had expired to the extent not utilized. In November 2005, our Board of Directors approved a new repurchase plan that provides for the repurchase of up to $50.0 million of our common stock and/or the outstanding convertible subordinated notes. This plan extends through December 2007. There were no repurchases during the three months ended December 31, 2005.

We repurchased outstanding shares of our common stock under these plans, as follows:

	Repurchase of Common Stock	
	Shares	Average Price
2002	1,162,800	$12.81
2003	7,918,800	$13.42
2004	3,497,336	$18.07
2005	347,980	$25.03
Total at December 31, 2005	12,926,916	$14.94

Market Risk

We are exposed to market risk from changes in interest rates primarily through variable rate debt, variable rate notes receivable and variable rate bonds.

The table below details by category the principal amount, the average interest rate and the estimated fair market value of our notes receivable, investments, and debt. The fair value estimates for the notes receivable are based on the estimates of management and on currently prevailing rates for comparable loans. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to us for debt of the same type and remaining maturity. The fair market value estimate of the convertible notes is based on the market value at December 31, 2005.

	Maturity Date through December 31,						Total Carrying Value	Estimated Fair Market Value
	2006	2007	2008	2009	2010	Thereafter		
(dollars in thousands)								
Assets								
Notes receivable:								
Fixed rate	$13,842	$1,972	—	—	—	$1,853	$ 17,667	$17,667
Average interest rate	8.0%	8.0%	—	—	—	7.6%	7.9%	—
Variable rate	$2,619	—	—	—	$2,500	—	$5,119	$ 5,119
Average interest rate	7.3%	—	—	—	7.1%	—	7.2%	—
Investments:								
Mill Run bonds	—	—	—	—	—	$5,710	$5,710	$ 5,710
Average interest rate	—	—	—	—	—	11.0%	11.0%	—
Liabilities								
Debt:								
Fixed rate	$43,110	$13,595	$3,117	$151	$162	$3,693	$63,828	$63,810
Average interest rate	8.9%	6.9%	8.4%	6.9%	6.9%	6.9%	8.8%	—
Variable rate	$8,258	$200	$6,766	$200	$300	$3,300	$19,024	$19,024
Average interest rate	5.6%	4.4%	6.6%	4.4%	4.4%	4.4%	5.7%	—
Convertible notes	—	—	—	$119,937	—	—	$119,937	$225,481
Average interest rate	—	—	—	5.3%	—	—	5.3%	—

Impact of Changes in Accounting Standards

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and amends FASB Statement No. 95, *Statement of Cash Flows.* SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt SFAS 123(R) on January 1, 2006 using the modified prospective method, and accordingly, the financial statements for prior periods will not reflect any restated amounts. While we have not finalized our analysis, we believe the 2006 impact of adopting the new standard will result in additional compensation expense of between $3.0 million and $4.0 million.

In June 2005, the FASB issued EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"). EITF 04-5 provides guidance in determining whether a general partner controls a limited partnership that is not a VIE and thus should consolidate the limited partnership. The effective date is June 29, 2005 for all new or modified limited partnerships and fiscal years beginning after December 15, 2005, for all other limited partnerships. We adopted EITF 04-5 for new ventures formed after June 29, 2005, and there was no impact to the consolidated financial statements. We currently do not anticipate a significant impact as a result of adopting EITF 04-5 for unconsolidated ventures formed prior to June 29, 2005.

Impact of Inflation

Management fees from communities operated by us for third parties and resident fees from owned senior living communities are significant sources of our revenue. These revenues are affected by daily resident fee rates and community occupancy rates. The rates charged for the delivery of senior living services are highly dependent upon local market conditions and the competitive environment in which the communities operate. In addition, employee compensation expense is the principal cost element of community operations. Employee compensation, including salary and benefit increases and the hiring of additional staff to support our growth initiatives, has previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year but are terminable by the resident at any time upon 30 days' notice; they allow, at the time of renewal, for adjustments in the daily fees payable and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our communities. We believe, however, that the short-term nature of our resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes.

Management's Report on Internal Control over Financial Reporting

Management of Sunrise Senior Living, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2005, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report, has issued an attestation report on management's assessment of internal control over financial reporting, a copy of which appears on the next page of this Annual Report.

March 15, 2006

Paul J. Klaassen
Chief Executive Officer

Bradley B. Rush
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sunrise Senior Living, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Sunrise Senior Living, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sunrise Senior Living, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sunrise Senior Living, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Sunrise Senior Living, Inc. and our report dated March 15, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 15, 2006

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Senior Living, Inc. as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 15, 2006

Consolidated Balance Sheets

	December 31,	
(in thousands, except per share amounts)	2005	2004
Assets		
Current Assets:		
Cash and cash equivalents	$ 225,279	$ 141,883
Short-term investments	—	14,900
Accounts receivable, net	59,384	61,999
Notes receivable—affiliates	16,461	2,875
Deferred income taxes	20,721	25,412
Due from unconsolidated senior living communities	58,358	55,823
Prepaid expenses and other current assets	36,569	27,803
Total current assets	416,772	330,695
Property and equipment, net	458,546	369,632
Notes receivable—affiliates	6,325	40,700
Management contracts and leaseholds, net	86,241	83,336
Goodwill	165,028	123,713
Investments in unconsolidated senior living communities	137,905	93,016
Investments	7,589	7,416
Investment in Sunrise REIT debentures	—	20,757
Other assets	49,870	36,491
Total assets	$1,328,276	$1,105,756
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 256,173	$ 185,219
Deferred revenue	8,415	6,202
Entrance fees	25,953	25,866
Current maturities of long-term debt	51,368	35,264
Total current liabilities	341,909	252,551
Long-term debt, less current maturities	151,421	156,402
Deferred income taxes	165,957	148,790
Other long-term liabilities	32,131	22,915
Total liabilities	691,418	580,658
Minority interests	4,181	1,580
Stockholders' Equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, 43,468,462 and 41,152,550 shares issued and outstanding at December 31, 2005 and 2004, respectively	435	412
Additional paid-in capital	294,400	247,999
Retained earnings	351,538	271,796
Deferred compensation—restricted stock	(12,323)	(4,535)
Accumulated other comprehensive (loss) income	(1,373)	7,846
Total stockholders' equity	632,677	523,518
Total liabilities and stockholders' equity	$1,328,276	$1,105,756

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share amounts)	Year Ended December 31, 2005	2004	2003
Operating revenue:			
Management and professional services—operating communities	$ 188,005	$ 90,184	$ 67,560
Community contract services reimbursement	1,235,608	996,726	676,359
Management and professional services—pre-opened communities	40,715	16,775	11,566
Resident fees	355,151	342,786	340,775
Total operating revenue	1,819,479	1,446,471	1,096,260
Operating expenses:			
Reimbursable community contract services	1,235,608	996,726	676,359
Management and professional services—pre-opened communities	31,541	14,638	14,852
Community operating	272,616	258,667	254,203
Community lease	48,401	47,085	38,511
General and administrative	90,716	72,362	72,120
Depreciation and amortization	43,432	21,378	16,406
Total operating expenses	$1,722,314	1,410,856	1,072,451
Other income:			
Operating communities	411	24,330	75,579
Pre-opened communities	8,819	10,354	10,098
Income from operations	106,395	70,299	109,486
Other non-operating income (expense):			
Interest income	6,977	8,533	8,869
Interest expense	(3,518)	(7,069)	(25,440)
Gain on sale of investment in Sunrise REIT debentures	3,939	—	—
Total other non-operating income (expense)	7,398	1,464	(16,571)
Equity in earnings and return on investment in unconsolidated senior living communities	13,235	9,394	5,343
Minority interests	(815)	(701)	(1,105)
Income before provision for income taxes	126,213	80,456	97,153
Provision for income taxes	(46,471)	(29,769)	(34,975)
Net income	$ 79,742	$ 50,687	$ 62,178
Earnings per share data:			
Basic net income per common share	$ 1.92	$ 1.25	$ 1.46
Diluted net income per common share	$ 1.67	$ 1.12	$ 1.32

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

	Shares of Common Stock	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
(in thousands)							
Balance at January 1, 2003	44,688	$446	$ 312,729	$158,931	$ (3,333)	$(2,955)	$ 465,818
Net income	—	—	—	62,178	—	—	62,178
Interest rate swaps, net of tax	—	—	—	—	—	2,511	2,511
Foreign currency translation, net of tax	—	—	—	—	—	2,587	2,587
Total comprehensive income	—	—	—	—	—	—	67,276
Issuance of common stock to employees	4,816	50	53,027	—	—	—	53,077
Repurchase of common stock	(7,918)	(80)	(106,153)	—	—	—	(106,233)
Issuance of restricted stock	390	4	4,828	—	(4,832)	—	—
Amortization of restricted stock	—	—	—	—	1,601	—	1,601
Tax effect from the exercise of non-qualified stock options	—	—	8,737	—	—	—	8,737
Balance at December 31, 2003	41,976	420	273,168	221,109	(6,564)	2,143	490,276
Net income	—	—	—	50,687	—	—	50,687
Foreign currency translation, net of tax	—	—	—	—	—	5,703	5,703
Total comprehensive income	—	—	—	—	—	—	56,390
Issuance of common stock to employees	2,679	26	29,700	—	—	—	29,726
Repurchase of common stock	(3,498)	(34)	(63,159)	—	—	—	(63,193)
Conversion of convertible debt	—	—	8	—	—	—	8
Issuance of restricted stock	22	—	400	—	(400)	—	—
Amortization of restricted stock	—	—	—	—	2,119	—	2,119
Forfeiture of restricted stock	(26)	—	(310)	—	310	—	—
Tax effect from the exercise of non-qualified stock options	—	—	8,192	—	—	—	8,192
Balance at December 31, 2004	41,153	412	247,999	271,796	(4,535)	7,846	523,518
Net income	—	—	—	79,742	—	—	79,742
Foreign currency translation, net of tax	—	—	—	—	—	(9,850)	(9,850)
Equity interest in investee's other comprehensive income	—	—	—	—	—	631	631
Total comprehensive income	—	—	—	—	—	—	70,523
Issuance of common stock to employees	2,248	22	29,043	—	—	—	29,065
Repurchase of common stock	(348)	(3)	(8,709)	—	—	—	(8,712)
Conversion of convertible debt	3	—	55	—	—	—	55
Issuance of restricted stock	412	4	10,996	—	(10,998)	—	2
Amortization of restricted stock	—	—	—	—	3,210	—	3,210
Tax effect from the exercise of non-qualified stock options	—	—	15,016	—	—	—	15,016
Balance at December 31, 2005	**43,468**	**$435**	**$294,400**	**$351,538**	**$(12,323)**	**$(1,373)**	**$632,677**

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2005	2004	2003
Operating activities			
Net income	$ 79,742	$ 50,687	$ 62,178
Adjustments to reconcile net income to net cash provided by operating activities:			
Other income—operating communities	(411)	(24,330)	(75,579)
Other income—pre-opened communities	(8,819)	(10,354)	(10,098)
Gain on sale of investment in Sunrise REIT debentures	(3,939)	—	—
Equity in earnings and return on investment of unconsolidated senior living communities	(13,235)	(9,394)	(5,343)
Distributions of earnings from unconsolidated senior living communities	8,293	7,501	6,030
Minority interests	815	701	1,105
Provision for bad debts	1,531	1,364	2,610
Provision for deferred income taxes	21,858	17,843	24,964
Depreciation and amortization	43,432	21,378	16,406
Amortization of financing costs	1,483	2,018	6,517
Amortization of deferred compensation	3,210	2,119	1,601
Changes in operating assets and liabilities:			
(Increase) decrease:			
Accounts receivable	13,196	(12,835)	(23,368)
Prepaid expenses, due from unconsolidated senior living communities and other current assets	(22,207)	(26,310)	(15,255)
Other assets	2,671	(2,517)	(10,664)
Increase (decrease):			
Accounts payable, accrued expenses and other liabilities	68,755	66,926	6,833
Entrance fees	87	997	(406)
Deferred revenue	2,288	431	(3,285)
Net cash provided by (used in) operating activities	198,750	86,225	(15,754)
Investing activities			
Acquisition of property	(134,291)	(110,662)	(104,721)
Acquisition of business and assets	(75,532)	—	(93,407)
Cash obtained in consolidation of Sunrise At Home	1,138	—	—
Disposition of property	56,246	146,139	415,577
Purchases of short-term investments	(62,825)	(26,350)	—
Proceeds from short-term investments	77,725	11,450	—
Increase in investments and notes receivable	(158,697)	(159,825)	(60,240)
Proceeds from investments and notes receivable	187,042	141,082	140,395
(Increase) decrease in restricted cash and cash equivalents	(3,908)	12,762	7,281
Contributions to investments in unconsolidated senior living communities	(64,080)	(27,987)	(17,226)
Distributions of capital from unconsolidated senior living communities	27,875	7,754	3,971
Net cash (used in) provided by investing activities	(149,307)	(5,637)	291,630
Financing activities			
Net proceeds from exercised options	29,065	29,726	53,077
Additional borrowings of long-term debt	148,539	112,781	266,423
Repayment of long-term debt	(137,296)	(119,451)	(555,750)
Capital contributed by At Home stockholders	5,000	—	—
Distribution to minority interest	(1,021)	(724)	(556)
Financing costs paid	(1,622)	(392)	(3,408)
Repurchases of common stock	(8,712)	(63,193)	(106,233)
Net cash provided by (used in) in financing activities	33,953	(41,253)	(346,447)
Net increase (decrease) in cash and cash equivalents	83,396	39,335	(70,571)
Cash and cash equivalents at beginning of period	141,883	102,548	173,119
Cash and cash equivalents at end of period	$ 225,279	$ 141,883	$ 102,548

See accompanying notes.

1. Organization and Presentation

Sunrise Senior Living, Inc. ("Sunrise") is a provider of senior living services in the United States, Canada, the United Kingdom and Germany. Founded in 1981, Sunrise began with a simple but innovative vision—to create an alternative senior living option that would emphasize quality of life and quality of care. Sunrise was incorporated in Delaware on December 14, 1994.

At December 31, 2005, Sunrise operated 415 communities, including 397 communities in the United States, 11 communities in Canada, five communities in the United Kingdom and two communities in Germany, with a total resident capacity of approximately 51,000. Sunrise communities offer a full range of personalized senior living services, from independent living, to assisted living, to care for individuals with Alzheimer's and other forms of memory loss, to nursing and rehabilitative care. Sunrise also develops senior living communities for itself, for unconsolidated ventures in which it retains an ownership interest and for third parties.

The consolidated financial statements include Sunrise's wholly owned and controlled subsidiaries that manage, own and develop senior living communities. Variable interest entities ("VIEs") in which Sunrise has an interest have been consolidated when Sunrise has been identified as the primary beneficiary. Investments in ventures in which Sunrise has the ability to exercise significant influence but does not have control are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation.

Stock Split

In October 2005, Sunrise completed a two-for-one stock split in the form of a 100% stock dividend. As a result of the stock split, each stockholder of record at the close of business on September 20, 2005 received one additional share of common stock for each share held on that date. All share and per share amounts in Sunrise's consolidated financial statements and related notes have been adjusted to reflect the stock split for all periods presented.

Reclassifications

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation.

Short-Term Investments

Sunrise reclassified investments in auction market securities from "Cash and cash equivalents" to "Short-term investments" in the December 31, 2004 consolidated balance sheet. Corresponding changes were made to the consolidated statement of cash flows in 2004.

Allowance for Doubtful Accounts

Sunrise reclassified an interest receivable allowance of $2.2 million from "Accounts receivable, net" to "Prepaid expenses and other current assets" in the December 31, 2004 consolidated balance sheet. Corresponding changes were made to the consolidated statement of cash flows in 2004.

Entrance Fees

Sunrise reclassified the long-term portion of entrance fees of $24.0 million from "Other long-term liabilities" to a current liability—"Entrance fees" in the December 31, 2004 consolidated balance sheet. Historically, Sunrise recorded the non-current refundable amount of entrance fees in its consolidated balance sheet as a long-term liability in accordance with industry practice. The continuing care agreements at certain of Sunrise's communities may be terminated by residents upon thirty days' notice or are refundable upon reoccupancy. Sunrise determined that these refund obligations should be classified as a current liability. While this reclassification increased current liabilities, it did not impact Sunrise's cash flow in any period. In addition, it did not impact Sunrise's compliance with debt covenants.

Credit Support Payments

Sunrise reclassified credit support payments of $4.2 million and $1.7 million from "Reimbursable community contract services" to "Management and professional services—operating communities" in the consolidated statements of income in 2004 and 2003, respectively.

Other Income—Pre-Opened Communities

Sunrise customarily provides pre-opening services for development property it holds prior to transferring the property to a venture or a third party for further development. Sunrise generally receives and recognizes consideration for these pre-opening services, improvements, and land in connection with the sale of the property. Sunrise reclassified $10.4 million and $10.1 million from "Management and professional services—pre-opened communities" to "Other income—pre-opened communities" in 2004 and 2003, respectively. These amounts remain a component of income from operations. Corresponding changes were made to the consolidated statements of cash flows in 2004 and 2003.

Distributions of Earnings from Unconsolidated Ventures

Sunrise reclassified distributions of operating earnings from unconsolidated senior living communities of $7.5 million and $6.0 million from "Distributions of capital from unconsolidated senior living communities" in investing activities to "Distributions of earnings from unconsolidated senior living communities" in operating activities in the consolidated statements of cash flows in 2004 and 2003, respectively.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Sunrise considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Investments

Sunrise's short-term investments are classified as available-for-sale securities. These investments are carried at fair value with the unrealized gains and losses, net of tax, reported in comprehensive income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.

At December 31, 2004, Sunrise held an investment in convertible debentures of Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT"). Sunrise REIT is a related party (see Notes 4 and 17). In November 2005, Sunrise exercised its conversion option and sold its Sunrise REIT units at C$12.05 per unit. The resulting gain of $2.0 million and a $1.9 million foreign currency exchange gain on holding the related intercompany loans and advances are recorded in "Gain on sale of investment in Sunrise REIT debentures" in the consolidated statement of income in 2005.

Allowance for Doubtful Accounts

Sunrise provides an allowance for doubtful accounts on its outstanding receivables based on its collection history and generally does not require collateral to support outstanding balances. Details of the allowance for doubtful accounts are as follows (in thousands):

	Year Ended December 31,		
	2005	2004	2003
Beginning balance	$ 2,497	$ 4,495	$ 3,406
Provision for bad debts	1,531	1,364	2,610
Accounts written off	(1,058)	(3,362)	(1,521)
Ending balance	$ 2,970	$ 2,497	$ 4,495

Notes Receivable

Sunrise may provide financing to unconsolidated ventures at negotiated prevailing market interest rates. These loans are included in "Notes receivable—affiliates" in the consolidated balance sheets. The collectibility of these notes is monitored based on the current performance of the ventures, the budgets and projections for future performance. If circumstances were to suggest that any amounts with respect to these notes would be uncollectible, Sunrise would establish a reserve to write down the notes to their net realizable value.

Due from Unconsolidated Senior Living Communities

"Due from unconsolidated senior living communities" represents amounts due from unconsolidated ventures for development and management costs advanced, including development fees, operating costs such as payroll and insurance costs, and management fees. Development costs are reimbursed when third-party financing is obtained by the affiliate. Operating costs are generally reimbursed within thirty days.

Property and Equipment

Property and equipment are recorded at cost and primarily includes costs directly related to the development and construction of communities. If a project is abandoned, any costs previously capitalized are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. If the carrying amount of an asset exceeds its undiscounted expected cash flows, an impairment charge would be recognized to the extent the carrying amount of the asset exceeds the fair value.

Repairs and maintenance are charged to expense as incurred.

Deferred Financing Costs

Costs incurred in connection with obtaining permanent financing for Sunrise-owned communities are deferred and amortized over the term of the financing using the effective interest method. Deferred financing costs are included in "Other assets" in the consolidated balance sheets.

Intangible Assets

Intangible assets relate primarily to the acquisition of Marriott Senior Living Services ("MSLS"), Karrington Health, Inc., Greystone Communities, Inc. ("Greystone") and assets of The Fountains and are comprised of management contracts, leaseholds and goodwill. In determining the allocation of the purchase price of acquisitions to net tangible and identified intangible assets acquired, Sunrise makes estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals.

Management contracts and leaseholds are valued using expected discounted cash flows and are amortized using the straight-line method over the remaining contract term, ranging from one to 30 years. The carrying amounts of management contracts and leaseholds are reviewed for impairment when indicators of impairment are identified. If the carrying amount of the assets exceeds the undiscounted expected cash flows, an impairment charge would be recognized to the extent the carrying amount of the asset exceeds the fair value.

Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired. Sunrise conducts its annual impairment test of goodwill in the fourth quarter.

Investments in Unconsolidated Senior Living Communities

Sunrise holds an interest in ventures established to develop or acquire and own senior living communities. When these ventures are considered to be variable interest entities ("VIEs") in accordance with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46R"), Sunrise consolidates the ventures if it is determined to be the primary beneficiary. When Sunrise has determined it is not the primary beneficiary or, for non-VIEs when it determines that it owns a non-controlling interest (because other partners or members control or participate in the management decisions of these ventures), the investments are accounted for under the equity method.

The equity method investments are recorded at cost and subsequently are adjusted for equity in net income (losses) and distributions. Sunrise determines its share of the investees' earnings or losses based on the distributions of cash flow from a hypothetical liquidation of the investee's assets and liabilities. The equity earnings are adjusted for the impact on the investee's reported earnings, if any, for the basis differences between Sunrise's carrying value of the equity investments and the investee's underlying assets. Sunrise recognizes profits on sales of services to these ventures to the extent of the ventures' outside ownership interest.

Sunrise owned interests in 187 unconsolidated senior living communities (31 of which are under development) through ownership interests in 30 unconsolidated ventures at December 31, 2005 that are accounted for under the equity method and one unconsolidated venture accounted for under the cost method. Those ventures are generally limited liability companies and partnerships. Sunrise's interest in those ventures generally range from five to 25%. Sunrise has one community in which it owns less than 10%, 147 communities in which it owns between 10% and 20%, 20 communities in which it owns between 21% and 30%, and 19 communities in which it owns more than 30%.

Sunrise generally does not have future requirements to contribute additional capital over and above the original capital commitments. The unconsolidated ventures obtain non-recourse third-party debt. Sunrise's total investment in these ventures is comprised of Sunrise's capital investment in these ventures and, when agreed to, subordinated debt and other short-term advances provided. At December 31, 2005, the total investment in the unconsolidated ventures was $200.2 million, not including any guarantees provided to these ventures as described in Note 16. The realization of these investments is dependent upon the ongoing operations of the ventures. Sunrise's underlying equity in the net assets of the investees exceeded the carrying value of the investments by $43.6 million and $52.0 million at December 31, 2005 and 2004, respectively.

Loss Reserves for Certain Self-Insured Programs

Sunrise offers a variety of insurance programs to the communities it operates. These programs include property, general and professional liability, excess/umbrella liability, crime, automobile liability and physical damage, workers' compensation and employers' liability and employment practices liability ("Insurance Program"). Each community Sunrise operates is charged its proportionate share of the cost of the Insurance Program.

Sunrise utilizes large deductible insurance programs in order to contain costs for its workers' compensation risk and for its general and professional liability risks. The design and purpose of a large deductible insurance program is to reduce overall premium and claim costs by internally financing lower-cost claims that are predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

Workers' Compensation and General/Professional Liability Insurance

Prior to September 1, 2001, Sunrise had been fully insured for general and professional liability costs with third-party insurers. Accordingly, to the extent claims covered under these policies are recovered, Sunrise has no exposure for claims prior to that date. Subsequently, Sunrise self insured a portion of community general and professional liability and workers' compensation risks through its wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. ("Sunrise Captive"), which is funded with premiums paid by each community. Sunrise Captive pays costs for each claim above a community deductible up to a per claim limit. Third-party insurers cover claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better. Sunrise accrued $84.4 million and $62.3 million at December 31, 2005 and 2004, respectively, for the estimated costs of general and professional liability and workers' compensation claims outstanding. These balances are classified as current liabilities and included in "Accounts payable and accrued expenses" in the consolidated balance sheets.

Sunrise records outstanding losses and expenses for both general and professional liability and workers' compensation based on the recommendations of an independent actuary and management's judgment. Sunrise believes that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2005, but actual claims may differ. Any subsequent changes in estimates are recorded in the period in which they are determined.

Employee Health Benefits

Sunrise offers employees an option to participate in a self-insured health plan. The cost of Sunrise employee health benefits, net of employee contributions, is shared by Sunrise and the managed unconsolidated communities based on the respective number of participants working directly for Sunrise or the unconsolidated communities. Funds collected are used to pay the actual program costs. Costs include estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by Sunrise. Although claims under this plan are self-insured, Sunrise has aggregate protection which caps the potential liability for both individual and total claims during a plan year. Claims are paid as they are submitted to the plan administrator. Sunrise also maintains a reserve for outstanding claims and claims that have been incurred but not yet reported. This reserve is based on the historical claim reporting lag and payment trends of health insurance claims. The liability for the self-insured health plan is included in "Accounts payable and accrued expenses" in the consolidated balance sheets and was $20.2 million and $23.2 million at December 31, 2005 and 2004, respectively.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Revenue Recognition

"Management and professional services—operating communities" is comprised of fees from management contracts for operating communities owned by unconsolidated ventures and other third parties, which consist of base management fees, incentive management fees, consulting fees and termination fees for operating communities. The management fees are generally between five and eight percent of a managed community's total operating revenue. Fees are recognized in the month they are earned in accordance with the terms of the management contract. In addition, changes in estimates for credit support payments made to certain communities are recorded as a reduction to revenue as management fees are also being recorded related to these same communities.

"Community contract service reimbursement" is comprised of reimbursable expenses from communities operated by Sunrise employees under long-term management agreements which are recognized when services are provided. The related expenses are included in "Reimbursable community contract services" expense. Consistent with this presentation, in 2005 Sunrise has recorded accrued salaries payable to its employees and other operating expenses at the gross amounts and recognized a receivable from the communities for the reimbursable portion. The 2004 balance sheet was adjusted to conform to the 2005 presentation.

"Management and professional services—pre-opened communities" is comprised of fees received for services provided prior to the opening of an unconsolidated community. These fees are recognized in accordance with Staff

Accounting Bulletin 104 and EITF 00-21. Fees related to building design and construction oversight are recognized using the percentage-of-completion method, and the portion related to marketing services is recognized on a straight-line basis over the estimated period the services are provided. The cost-to-cost method is used to measure the extent of progress toward completion for purposes of calculating the percentage-of-completion portion of the revenues.

"Resident fees" are recognized monthly as services are provided. Agreements with residents are generally for a term of one year and are cancelable by residents with thirty days' notice.

Other Income—Operating Communities

Other income from operating communities is recognized upon the sale of communities owned and operated by Sunrise. Sunrise also records, at historical cost basis, its remaining ownership of the community sold and debt assumed by the venture as an investment. Operating contingencies may require Sunrise to defer a portion of the gain until such operating contingencies are satisfied. If the operating contingencies are not met for an identified period, Sunrise would be required to repay a portion of the cash proceeds related to the specific contingency and would not recognize the portion of the gain associated with that contingency.

Other Income—Pre-opened Communities

Sunrise customarily provides pre-opening services for development land it holds prior to transferring the land to a venture or third party for further development. Sunrise generally receives consideration for these pre-opening services, improvements and land in connection with the sale of the property.

Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Sunrise accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and accordingly does not recognize compensation expense for stock option grants. In addition, Sunrise grants restricted stock to officers and other key executives. These grants vest over one to ten years. Unvested amounts are reflected in the consolidated balance sheet and represent the fair value of shares at the date of grant, which is amortized as compensation expense over the period of vesting.

Had compensation expense for stock-based compensation been determined consistent with FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), Sunrise's net income and earnings per share would have been impacted as follows:

	Year ended December 31,		
	2005	2004	2003
Net income:			
As reported:	$79,742	$ 50,687	$ 62,178
Add: Compensation expense, net of tax	2,022	1,383	1,014
Less: Total stock-based employee compensation expensed determined under fair value method for all awards, net of tax effect	(9,359)	(10,215)	(15,826)
Pro forma	$72,405	$ 41,855	$ 47,366
Basic net income per share:			
As reported	$ 1.92	$ 1.25	$ 1.46
Pro forma	$ 1.75	$ 1.03	$ 1.11
Diluted net income per share:			
As reported	$ 1.67	$ 1.12	$ 1.32
Pro forma	$ 1.52	$ 0.94	$ 1.03

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	4.4	3.5	3.6–4.3
Dividend yield	—	—	—
Expected life (years)	5.4	3.9	10
Volatility	62.0%	48.7%	50.8%

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) supersedes APB 25 and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on their fair values. Pro forma disclosure is no longer an alternative. Sunrise adopted SFAS 123(R) on January 1, 2006, using the modified prospective method, and accordingly, the financial statements for prior periods do not reflect any restated amounts. While Sunrise has not finalized its analysis, it believes the 2006 impact of adopting the new standard will result in additional compensation expense of between $3.0 million and $4.0 million.

Continuing Care Agreements

Sunrise leases five communities that provide life care services under various types of entrance fee agreements with residents (entrance fee communities). Residents of entrance fee communities are required to sign a continuing care agreement with Sunrise. The care agreements stipulate, among other things, the amount of all entrance and monthly fees, the type of residential unit being provided, and Sunrise's obligation to provide both health care and non-health care services. In addition, the care agreements provide Sunrise with the right to increase future monthly fees. The care agreements are terminated upon the receipt of a written termination notice from the resident or the death of the resident. Entrance fees are refundable to the resident or the resident's estate upon reoccupancy or termination of the care agreement.

When the present value of estimated costs to be incurred under care agreements exceeds the present value of estimated revenues, the present value of such excess costs is accrued. The calculation assumes a future increase in the monthly revenue commensurate with the monthly costs. The calculation currently results in an expected positive net present value cash flow, and as such, no liability has been recorded in the consolidated financial statements.

Refundable entrance fees are primarily non-interest bearing and, depending on the type of plan, are equal to either 100%, 95%, 90% or 50% of the total entrance fee less any additional occupant entrance fees. As these obligations are considered security deposits, interest is not imputed on these obligations in accordance with APB 21, *Interest on Receivables and Payables*. Entrance fees were $26.0 million and $25.9 million at December 31, 2005 and 2004, respectively. None of these refundable entrance fees are amortized into income.

Regulatory Considerations

Sunrise is subject to extensive federal, state and local government regulation relating to licensure, conduct of operations, ownership of facilities, expansion of facilities and services and reimbursement for services. As such, in the ordinary course of business, Sunrise's operations are continuously subject to state and federal regulatory scrutiny, supervision and control. Such regulatory scrutiny often includes inquiries, investigations, examinations, audits, site visits and surveys, some of which may be non-routine. Sunrise believes that it is in substantial compliance with the applicable laws and regulations. However, if ever found to have engaged in improper practices, Sunrise could be subjected to civil, administrative or criminal fines, penalties or restitutionary relief, which may have a material adverse impact on its financial position, results of operations and cash flows.

Foreign Currency Translation

Sunrise's reporting currency is the U.S. dollar. Certain of its subsidiaries' functional currencies are the local currency of the respective country. Balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for stockholders' equity accounts and intercompany accounts with consolidated subsidiaries that are considered to be of a long-term nature, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of the translation is included in "Accumulated other comprehensive income" in the consolidated balance sheets.

Changes in the accumulated amount of translation adjustments included in accumulated other comprehensive income are as follows (in thousands):

	Year ended December 31,		
	2005	2004	2003
Beginning balance	$ 7,845	$2,142	$ (445)
Foreign currency translation, net of tax	(9,850)	5,703	2,587
Ending balance	$(2,005)	$7,845	$2,142

Variable Interest Entities

At December 31, 2005, Sunrise had an interest in 11 ventures that are considered VIEs. Sunrise is the primary beneficiary and, therefore, consolidates eight of these VIEs. Seven of these consolidated VIEs are development communities in which Sunrise has a majority of the voting interest and is developing for Sunrise REIT (see Note 4). At December 31, 2005, included in Sunrise's consolidated balance sheet were $56.1 million of development costs and $50.7 million of debt, including $6.6 million of third-party construction debt secured by the development communities and $44.1 million of borrowings from Sunrise REIT guaranteed by Sunrise. The only recourse to Sunrise with respect to these seven VIEs is under borrowings from Sunrise REIT.

The remaining consolidated VIE is Sunrise At Home Senior Living Services, Inc. ("Sunrise At Home"), a venture between Sunrise and two third parties. The venture offers home health services by highly trained staff members in customers' own homes and has annual revenue in excess of $18.0 million. Prior to December 2005, Sunrise accounted for its minority interest in Sunrise At Home as an equity method investment. In December 2005, Sunrise wrote down its interests in the venture by $3.6 million. Also, the venture was recapitalized with $7.5 million of additional equity received equally from the original controlling partner, a new independent partner and Sunrise. As of the recapitalization,

Sunrise was determined to be the primary beneficiary and began consolidating this venture. Sunrise has included $9.4 million of net working capital related to the venture in the 2005 consolidated balance sheet.

Sunrise is not considered the primary beneficiary of the remaining three VIEs and, therefore, accounts for these investments under the equity method of accounting. Two of these VIEs are development ventures and one is an operating venture. One of the two development ventures, was formed in April 2002 for the development of a senior living community in Washington, D.C., which was operating at December 31, 2005 with total assets of $30.3 million and annual revenue of $5.7 million in 2005. The other development venture was formed in September 2005 for the development of a luxury senior living community in Bethesda, Maryland, which was under development at December 31, 2005 with total assets of $37.2 million. The operating venture was formed with Sunrise REIT in December 2004 and contains five operating communities recapitalized from a development venture, eight operating communities recapitalized from a sale/manage back venture and two operating communities previously wholly owned by Sunrise. This operating venture had total assets of $261.5 million at December 31, 2005 and annual revenue of $71.0 million in 2005. Sunrise's maximum loss exposure from these three non-consolidated VIEs was $15.3 million at December 31, 2005.

Other Recent Accounting Standards

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"). EITF 04-5 provides guidance in determining whether a general partner controls a limited partnership that is not a VIE and thus should consolidate the limited partnership. The effective date is June 29, 2005 for all new or modified limited partnerships and fiscal years beginning after December 15, 2005 for all other limited partnerships. Sunrise adopted EITF 04-5 for new ventures formed after June 29, 2005 and there was no impact to the consolidated financial statements. Sunrise currently does not anticipate a significant impact as a result of adopting EITF 04-5 for unconsolidated ventures formed prior to June 29, 2005.

3. Acquisitions

Greystone Communities, Inc.

In May 2005, Sunrise acquired 100% of the equity interests in Greystone, a developer and manager of continuing care retirement communities ("CCRCs"). Through the acquisition of Greystone, Sunrise expanded into the not-for-profit sector, which is the largest ownership segment of the CCRC industry. The acquisition of Greystone included management of 14 operating CCRCs and pre-opening and ongoing management of an additional 17 communities that Greystone had under development for not-for-profit owners, as well as various other consulting and marketing agreements. Sunrise paid $45.5 million in cash for Greystone and incurred approximately $1.0 million of transaction costs. Sunrise also may pay up to an additional $7.5 million if Greystone meets certain performance milestones in 2005, 2006, and 2007, for a total potential acquisition cost of $54.0 million, subject to various adjustments as set forth in the acquisition agreement. The operating results of Greystone for the period from May 10, 2005 to December 31, 2005 are included in Sunrise's consolidated statement of income. Pro forma information disclosing the results of operations in 2005 and 2004 was not material.

The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price values preliminarily assigned are as follows (in millions):

Net working capital deficit	$ (1.8)
Property and equipment	0.6
Management and development contracts	13.8
Goodwill	33.9
Total purchase price (including transaction costs)	$46.5

The portion of the purchase price allocated to management and development contracts will be amortized over the specific term of each individual management and development contract acquired, which ranges from one to 14 years. The weighted average amortization period is 6.2 years.

The Fountains

In July 2005, Sunrise contributed approximately $25.8 million in cash in exchange for a 20% interest in an unconsolidated venture formed to purchase assets from The Fountains, an Arizona-based owner and operator of senior living communities. Sunrise's venture partner contributed approximately $109.0 million in cash in exchange for an 80% interest in the venture. Concurrent with its funding, the venture paid approximately $448.9 million in cash to acquire 16 senior living communities owned or controlled by The Fountains. The purchase price includes transaction costs of $7.6 million, plus the assumption of approximately $69.6 million in refundable entrance fees. Approximately $331.0 million of the purchase price was obtained from the proceeds of non-recourse secured debt financing obtained by the venture ("The Fountains Loan"). Sunrise provided a liquidity support agreement for the scheduled debt service payments with respect to The Fountains Loan and also entered into certain credit support arrangements with the venture (see Note 16).

Sunrise also acquired from The Fountains full ownership of one community, several undeveloped land parcels and certain other assets (including the underlying land and a related ground lease with respect to a community located in New Jersey) for approximately $29.0 million in cash, including transaction costs of $1.6 million. The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price values preliminarily assigned are as follows (in millions):

Net working capital deficit	$ (0.5)
Property and equipment, net	21.4
Management contracts	1.4
Goodwill	6.4
Other assets	0.3
Total purchase price (including transaction costs)	$29.0

The operating results of the acquired communities of The Fountains are included in Sunrise's consolidated statement of income for the period from July 1, 2005 to December 31, 2005. Pro forma information disclosing the results of operations in 2005 and 2004 was not material.

Sunrise also agreed to pay the venture $12.0 million over 15 months for the right to enter into long-term management contracts with each of the 16 communities acquired by the venture. The transactions surrounding the entire portfolio provide Sunrise management for more than 4,000 additional units in 11 states.

Marriott Senior Living Services

In March 2003, Sunrise completed its acquisition of all the outstanding stock of MSLS, which owns and operates senior independent full-service and assisted living communities. Sunrise paid approximately $92.0 million in cash to acquire all of the outstanding stock of MSLS and assumed approximately $48.0 million of working capital liabilities and other funding obligations as well as approximately $25.0 million of entrance fees. Sunrise also assumed certain guarantees of MSLS and Marriott International, Inc. in the acquisition. See Note 16 for a description of those guarantees. Operations of MSLS are included in the 2003 consolidated statement of income from March 28, 2003.

The acquisition of MSLS was accounted for using the purchase method of accounting, and the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. In 2004, goodwill was adjusted by approximately $18.0 million as a result of true-ups of working capital.

The following unaudited pro forma information presents the results of operations of Sunrise in 2003, as if the acquisition of MSLS had taken place at January 1, 2003 (in millions, except earnings per share).

Revenue	$1,288.3
Net income	61.6
Basic earnings per share	2.89
Diluted earnings per share	$ 2.61

Other Unconsolidated Ventures

In June 2005, Sunrise made an additional $3.0 million investment in an existing unconsolidated venture increasing Sunrise's percentage ownership from five to 25%. The investment, which was previously accounted for using the cost method of accounting, now is accounted for using the equity method of accounting.

In November 2005, Sunrise entered into an unconsolidated venture that acquired an independent living community for approximately $14.0 million. Sunrise contributed $0.4 million for a 10% ownership interest in the venture.

In December 2005, an existing unconsolidated venture in which Sunrise held a 10% ownership interest purchased a senior living community for approximately $38.8 million from a third party.

4. Dispositions and Termination of Management Contracts

Sunrise Senior Living Real Estate Investment Trust

In December 2004, Sunrise closed the initial public offering of Sunrise REIT, an independent entity Sunrise established in Canada. Sunrise REIT was formed to acquire, own and invest in income-producing senior living communities in Canada and the United States.

Concurrent with the closing of its initial public offering, Sunrise REIT issued C$25.0 million (U.S. $20.8 million at December 31, 2004) a principal amount of subordinated convertible debentures to Sunrise, convertible at the rate of C$11.00 per unit. Sunrise holds a minority interest in one of Sunrise REIT's subsidiaries and held the convertible debentures until November 2005 but does not own any equity of Sunrise REIT. Sunrise entered into a 30-year strategic alliance agreement that gives Sunrise the right of first opportunity to manage all Sunrise REIT communities, and Sunrise REIT will have a right of first offer to consider all development and acquisition opportunities sourced by Sunrise in Canada. Pursuant to this right of first offer, Sunrise and Sunrise REIT have entered into fixed-price acquisition agreements with respect to seven development communities at December 31, 2005. In addition, Sunrise has the right to appoint two of the eight trustees that oversee the governance, investment guidelines, and operating policies of Sunrise REIT. Sunrise's Chairman and Chief Executive Officer and President currently serve as trustees.

The proceeds from the offering and placement of the debentures were used by Sunrise REIT to acquire interests in 23 senior living communities from Sunrise and Sunrise ventures, eight of which are in Canada and 15 of which are in the United States. Three of these communities were acquired directly from Sunrise for an aggregate purchase price of approximately $40.0 million, and 20 were acquired from ventures in which Sunrise participated for an aggregate purchase price of approximately $373.0 million. With respect to the three Sunrise consolidated communities, Sunrise realized "Other income—operating communities" of $4.3 million in 2004, of which $1.8 million was deferred until certain operating contingencies are satisfied. Sunrise contributed its interest in the 15 U.S. communities to an affiliate of Sunrise REIT in exchange for a 15% ownership interest in that entity. Sunrise REIT also acquired an 80% interest in a Sunrise community that was in lease-up in Canada for a purchase price of approximately $12.0 million, with Sunrise retaining a 20% interest. Sunrise also recognized $2.1 million of "Management and professional services—pre-opened communities" revenue in 2004 for securing debt on behalf of Sunrise REIT. Sunrise had seven wholly owned communities under construction at December 31, 2005 which are expected to be sold to Sunrise REIT.

Other Dispositions

In 2005, Sunrise recognized $0.4 million in "Other income—operating communities" as certain contingencies were met related to the sale of a consolidated community in 2002.

In 2004, Sunrise recognized $24.3 million in "Other income—operating communities" as certain contingencies were met related to the sale of consolidated communities in 2003.

In 2003, Sunrise recognized $36.0 million in "Other income—operating communities" as certain contingencies were met related to the sale of 16 assisted living communities to ventures in 2002. Sunrise owns a 20% interest in the ventures and continues to operate these communities under long-term management agreements. Additionally, Sunrise completed the sale/long-term manage back of 43 consolidated communities and 11 venture communities for an aggregate sales price of approximately $582.0 million. Twenty-eight of the communities were sold to ventures in which Sunrise has a 10% ownership interest, 16 of the communities were sold to a retirement communities company, and ten of the communities were sold to a not-for-profit family foundation. Sunrise realized approximately $67.5 million in "Other income—operating communities," of which approximately $42.9 million was recognized in 2003. The remaining $24.6 million was contingent upon meeting operating and financing contingencies. Sunrise continues to operate all 54 communities under long-term management contracts.

Termination of Management Contracts

In August 2005, a third-party owner terminated a management contract for a community in which Sunrise was the manager. Sunrise recognized a $1.5 million termination fee, which is included in "Management and professional services—operating communities" in the consolidated statement of income. Sunrise also wrote off the related remaining $0.8 million unamortized management contract intangible asset.

In November 2005, Five Star Quality Care, Inc. ("Five Star") terminated 12 management contracts for which Sunrise was the manager. Sunrise recognized an $80.2 million buyout fee and an additional $1.3 million for management fees which would have been earned from November 1, 2005 through December 29, 2005, which are included in "Management and professional services—operating communities" in the consolidated statement of income. Sunrise also wrote off the related remaining $13.8 million unamortized management contract intangible asset.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
	2005	2004
Prepaid insurance	**$20,877**	$13,887
Deposits	**5,141**	2,735
Interest receivable	**1,178**	329
Prepaid taxes	**964**	1,156
Other	**8,409**	9,696
	$36,569	$27,803

6. Property and Equipment, Net

Property and equipment consists of the following (in thousands):

	Asset Lives	December 31, 2005	December 31, 2004
Land and land improvements	15 years	$ 64,893	$ 46,281
Building and building improvements	40 years	259,343	246,756
Furniture and equipment	3–10 years	100,636	78,783
		424,872	371,820
Less accumulated depreciation and amortization		(90,628)	(70,392)
		334,244	301,428
Construction in progress		124,302	68,204
Property and equipment, net		$458,546	$369,632

Sunrise estimates that it will cost approximately $140.0 million to complete the communities it currently has under construction at December 31, 2005. Depreciation expense was $20.5 million, $17.8 million, and $13.5 million in 2005, 2004, and 2003, respectively.

7. Notes Receivable—Affiliates

Notes receivable—affiliates (including accrued interest) consist of the following (in thousands):

	Interest Rate[1]	December 31, 2005	December 31, 2004
Note III with international venture	12.50%	$ —	$ 1,074
Note IV partner loan with international venture	15.00%	—	245
Note V with international venture	4.37%	915	1,095
LLC Note VI, revolving credit agreement	10.00%	2,596	9,160
Promissory Note IV	(2)	2,576	2,630
Promissory Note VI	LIBOR + 3.00%	—	1,304
Promissory Note VII	LIBOR + 2.50%	—	1,038
Promissory Note VIII, revolving credit agreement	15.00%	—	3,505
Promissory Note IX	8.00%	1,972	1,836
Promissory Note X	LIBOR + 3.50%	—	2,125
Promissory Note XI	LIBOR + 3.00%	—	7,143
Promissory Note XII	LIBOR + 2.75%	—	558
Subordinated Loan Agreement I	10.75%	938	849
Promissory Note XIII	7.5%	11,246	10,483
Promissory Note XIV	Euribor + 4.25%	2,500	—
Other notes receivable		43	530
		22,786	43,575
Current maturities		(16,461)	(2,875)
		$ 6,325	$40,700

(1) Interest rate at December 31, 2005

(2) Higher of 6% or LIBOR plus 3.0%

In 2001, Sunrise jointly formed a venture ("International LLC II") in which Sunrise has a seven percent ownership interest. In 2002, Sunrise agreed to lend funds to International LLC II ("Note III") and ("Note IV") to partially finance the initial development and construction of communities in the United Kingdom and Canada. The sale of these communities was completed in 2005, and the outstanding principal and interest were paid. At December 31, 2005, there was no outstanding balance remaining on Note III or Note IV.

In 2002, Sunrise jointly formed a venture ("International LLC III") in which Sunrise has a 20% ownership interest. In May 2002, Sunrise agreed to lend funds to International LLC III ("Note V") to partially finance the initial development and construction of communities in the United Kingdom and Germany. Outstanding principal and interest are due as senior living communities are sold by the venture. In December 2005, Sunrise agreed to lend International LLC III up to $11.8 million (based on the December 31, 2005 exchange rate) ("Promissory Note XIV") on a revolving basis to fund operating deficits of the lease-up communities in Germany. The loan is unsecured and subordinated to the senior lenders of the German communities. Outstanding principal and interest are due on the earlier of December 31, 2010 or the termination of senior financing, with one two-year renewal at the option of International LLC III.

In March 2002, Sunrise accepted a promissory note in the amount of $2.7 million ("Promissory Note IV") from a venture in which Sunrise has a 20% ownership interest. The Promissory Note IV is subordinated to other lenders of the limited partnership. Monthly interest payments began on June 1, 2002, and monthly principal payments began on April 1, 2003. In 2005, the maturity date for this note was extended through July 1, 2006 from the original maturity date of April 1, 2004.

In December 2002, Sunrise jointly formed a venture ("LLC VI") in which Sunrise has a 20% ownership interest. The purpose of LLC VI is to develop, construct and own senior living communities. Sunrise agreed to lend LLC VI up to $20.0 million ("LLC Note VI") through a revolving credit agreement to partially finance the initial development and construction of 15 communities. Thirteen communities were completed and open, and two were under construction at December 31, 2005. LLC Note VI is secured by the communities and is subordinated to other lenders of LLC VI. LLC VI borrowed an additional $17.7 million against the credit agreement and received payments of $22.7 million and $1.8 million for principal and interest, respectively, in 2005. Outstanding principal and interest are due on the earlier of December 28, 2010 or the termination of the management agreement between the parties.

In 2005, a venture in which Sunrise has a 10% ownership interest refinanced its debt with a third party and paid the outstanding principal and interest on Promissory Note VI, Promissory Note VII, Promissory Note X, and Promissory Note XI.

In November 2001, Sunrise accepted a promissory note for a revolving credit agreement in the amount of $3.0 million ("Promissory Note VIII") from Sunrise At Home, an unconsolidated venture in which Sunrise had a three percent ownership interest. Amounts drawn were $1.5 million, $1.0 million and $0.5 million in September 2003, February 2004 and April 2004, respectively. Interest was payable monthly, beginning in October 2003. As described in Note 2, Sunrise began consolidating the venture at December 31, 2005, and as a result, the outstanding notes receivable at this date have been eliminated in consolidation.

In December 2003, Sunrise accepted a promissory note of $1.7 million ("Promissory Note IX") from a partner of a venture in which Sunrise has a 10% ownership interest. Outstanding principal and interest are due on the earlier of June 30, 2007, the date on which the borrower sells, transfers or assigns all or any portion of its membership interest in the LLC or the date the LLC sells substantially all of its assets.

In November 2003, Sunrise accepted a promissory note of $0.5 million ("Promissory Note XII") from a partner of a venture in which Sunrise has a 25% interest. The note was repaid in 2005.

In March 2003, Sunrise accepted a $1.3 million subordinated loan ("Subordinated Loan Agreement I") from a community which Sunrise manages but has no ownership interest. Outstanding principal and interest are due on November 21, 2024.

In May 2004, Sunrise accepted a promissory note of $10.0 million ("Promissory Note XIII") from a community which Sunrise manages but has no ownership interest. Sunrise has an option to purchase an alternate property from the borrower, and if Sunrise chooses to purchase this property, the purchase price of the alternate property will be credited against the principal balance of this note, under the terms of the note agreement. Outstanding principal and interest are due on June 1, 2006.

Sunrise believes the carrying amount of the notes receivable approximates the fair value at December 31, 2005 and 2004.

Sunrise recorded interest income on these notes of $3.2 million, $6.9 million and $7.4 million in 2005, 2004 and 2003, respectively.

8. Management Contracts and Leaseholds, Goodwill and Other Assets

Management contracts and leaseholds consist of the following (in thousands):

	December 31, 2005	December 31, 2004	Estimated Useful Life
Management contracts, less accumulated amortization of $13,238 and $6,580	**$81,105**	$77,785	1–30 years
Leaseholds, less accumulated amortization of $2,747 and $2,440	**5,136**	5,551	10–29 years
	$86,241	$83,336	

Amortization was $22.9 million, $3.6 million and $2.9 million in 2005, 2004 and 2003, respectively. In 2005, Sunrise wrote off $14.6 million representing the unamortized intangible asset for management contracts that were terminated (see Note 4). Amortization is expected to be approximately $7.5 million, $5.6 million and $4.7 million in 2006, 2007 and 2008, respectively, and $4.2 million in 2009 and 2010.

The carrying amount of goodwill is as follows (in thousands):

	December 31, 2005	December 31, 2004
Goodwill	**$165,028**	$123,713

In 2005, Sunrise recorded goodwill of $33.9 million and $6.4 million related to the acquisitions of Greystone and The Fountains, respectively (see Note 3). In 2004, goodwill was adjusted by approximately $18.0 million as a result of Sunrise's final determination of acquired working capital, primarily related to resident claim liabilities assumed from the MSLS acquisition.

Included in "Other assets" is restricted cash totaling $16.2 million and $12.2 million at December 31, 2005 and 2004, respectively, consisting of real estate tax escrows, resident deposits and amounts set aside related to Sunrise's debt agreements.

9. Investments in Unconsolidated Senior Living Communities

Included in "Due from unconsolidated senior living communities" are net receivables and advances from unconsolidated ventures of $58.4 million and $55.8 million at December 31, 2005 and 2004, respectively. Net receivables from these ventures relate primarily to management activities.

Summary financial information for unconsolidated ventures accounted for by the equity method is as follows (in thousands):

	December 31, 2005	2004	2003
Assets, principally property and equipment	**$3,372,483**	$2,241,246	$1,915,403
Liabilities, principally long-term debt	**2,531,305**	1,512,953	1,343,956
Equity	**841,178**	728,293	571,447
Revenue	**647,156**	487,913	420,520
Net income	**$ 19,222**	$ 175,188	$ 14,353

Accounting policies used by the unconsolidated ventures are the same as those used by Sunrise. Net income for the unconsolidated ventures includes $14.5 million and $155.0 million from gains on sale of communities in 2005 and 2004, respectively.

Total management and professional services revenue and community contract services reimbursements from related unconsolidated ventures was $571.9 million, $397.6 million and $290.7 million in 2005, 2004 and 2003, respectively.

Equity in earnings and return on investments in unconsolidated senior living communities consists of the following (in thousands):

	Year ended December 31, 2005	2004	2003
Equity in earnings in unconsolidated senior living communities	**$ (1,163)**	$9,394	$5,343
Return on investment in unconsolidated senior living communities	**14,398**	—	—
	$13,235	$9,394	$5,343

As discussed in Note 2, Sunrise wrote down its interests in Sunrise At Home by approximately $3.6 million, which is included in equity in earnings in unconsolidated senior living communities.

In June 2005, an unconsolidated venture in which Sunrise owns a minority interest sold two senior living communities to Sunrise REIT. The two senior living communities continue to be managed by Sunrise under long-term management contracts. Under the terms of the venture agreement, Sunrise recognized a $2.9 million return on investment.

In August 2005, Sunrise's partner in an unconsolidated venture sold its ownership interest in 13 senior living communities to Sunrise REIT. The 13 senior living communities continue to be managed by Sunrise under long-term management contracts. In connection with this transaction, Sunrise's interest in the venture increased from 20% to 25% and Sunrise realized an $8.8 million return on investment.

In December 2005, one of Sunrise's unconsolidated ventures sold its three senior living communities and distributed the proceeds to its members. Two of the communities were sold to another unconsolidated venture in which Sunrise has a 20% ownership interest, and one of the communities was sold to Sunrise REIT. The three senior living communities continue to be managed by Sunrise under long-term management contracts. In connection with this transaction, Sunrise recognized the $3.0 million of cash received in excess of its investment as a return on investment.

Included in equity in earnings of unconsolidated senior living communities in 2005 is $4.9 million of Sunrise's share of start-up losses associated with international ventures. There were $2.0 million, $2.1 million and $1.4 million of amortization related to the difference between the carrying value of the investments and the underlying equity in net assets of the investees in 2005, 2004 and 2003, respectively.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,	
	2005	2004
Accounts payable	$ 22,956	$ 9,033
Self-insurance program	84,419	62,274
Accrued salaries	64,483	49,974
Employee health benefits	20,168	23,171
Other accruals	64,147	40,767
	$256,173	$185,219

11. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,	
	2005	2004
5.25% convertible subordinated notes due 2009	$119,937	$119,992
Corporate credit facility	—	18,000
Borrowings from Sunrise REIT	44,078	11,186
Mortgages, notes payable and other	38,774	42,488
	202,789	191,666
Current maturities	(51,368)	(35,264)
	$151,421	$156,402

In January 2002, Sunrise issued and sold $125 million aggregate principal amount of 5.25% convertible subordinated notes due February 1, 2009. Interest was payable at 5.25% per annum payable semiannually on February 1 and August 1 each year beginning on August 1, 2002. The conversion price was $17.92 (equivalent to a conversion rate of 55.8036 shares per $1,000 principal amount of the convertible notes). The notes were subordinated to Sunrise's existing and future senior indebtedness. In 2003, Sunrise repurchased $5 million principal amount of the convertible notes. The convertible notes were converted to equity in February 2006 (see Note 21).

In September 2003, Sunrise closed on a $200 million credit facility with a syndicate of banks. The $200 million credit facility provided for both cash borrowings and letters of credit. It had an initial term of three years with an extension option. Cash borrowings accrued interest at LIBOR plus 1.75% to 3.00% or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 0.25% to 1.50%. LIBOR-based borrowings had fixed interest periods of one, two, three or six months. Letters of credit fees were equal to 2.00% of the maximum available to be drawn on the letters of credit. Sunrise paid commitment fees of 0.25% to 0.45% on the unused balance of the credit facility. There were $18 million of cash advances and $39 million of letters of credit outstanding under this credit facility at December 31, 2004. The cash advances accrued interest at 4.23% at December 31, 2004.

In December 2005, Sunrise replaced the $200 million credit facility with a $250 million credit facility with a syndicate of banks. The $250 million credit facility provides for both cash borrowings and letters of credit. It has an initial term of four years with an extension option. Cash borrowings in U.S. dollars accrue interest at LIBOR plus 1.70% to 2.25% plus a fee to participating lenders subject to certain

European banking regulations or the Base Rate (the higher of the Federal Funds Rate plus 0.50% and Prime) plus 0.00% to 0.75%. The $250 million credit facility also permits cash borrowings and letters of credit in currencies other than U.S. dollars. Interest on cash borrowings in non-U.S. currencies accrues at the rate of the Banking Federation of the European Union for the Euro plus 1.70% to 2.25%. Letters of credit fees are equal to 1.50% to 2.00% of the maximum available to be drawn on the letters of credit. Sunrise pays commitment fees of 0.25% on the unused balance of the credit facility. Borrowings are used for general corporate purposes including investments, acquisitions and the refinancing of existing debt. There were $73.6 million of letters of credit and no cash advances outstanding under this credit facility at December 31, 2005. Of the issued letters of credit, $58.1 million have been pledged primarily for the benefit of insurance companies, lenders and certain municipalities and $15.5 million have been issued related to land purchases with respect to an international venture. The letters of credit were unused at December 31, 2005 and expire within one year.

At December 31, 2005 and 2004, there were $44.1 million and $11.2 million, respectively, of borrowings from Sunrise REIT outstanding. The borrowings are not collateralized and relate to communities Sunrise is developing for Sunrise REIT. Principal is repayable on the earliest of (1) a specified period after a certificate of occupancy is obtained, (2) the date Sunrise REIT acquires an interest in the community, (3) the development community is transferred to a third party and Sunrise REIT does not exercise its option to acquire the community, or (4) the date the fixed price acquisition agreement terminates. Remaining maturities are estimated to be less than two years. Interest is paid monthly at rates ranging from 8.55% to 10.60%.

In addition to the borrowings from Sunrise REIT, there was $6.7 million of outstanding debt to third parties, which matures in 2008, for three of the Sunrise REIT development communities at December 31, 2005. Interest is paid monthly at LIBOR plus 2.25% (6.64% at December 31, 2005).

At December 31, 2005, $24.0 million of the remaining other mortgages and notes payable relates to five communities that are collateralized by the assets of the respective community. Payments of principal and interest are made monthly. Interest rates range from 4.44% to 8.50% with remaining maturities ranging from less than one year to 19 years.

At December 31, 2004, the $42.5 million of other mortgages and notes payable relates to seven communities that are collateralized by the assets of the respective community. Payments of principal and interest are made monthly. Interest rates range from 3.00% to 8.50% with remaining maturities ranging from less than one year to 20 years.

In November 2001, Sunrise entered into a $60 million revolving credit facility, expandable to $100 million. This credit facility matures in November 2006, is subject to a five-year extension, accrues interest at LIBOR plus 1.20% (5.59% at December 31, 2005) and is collateralized by senior living communities. The credit facility may be converted to a fixed-rate facility at any time during the term. Sunrise pays commitment fees of 0.13% on the unused portion. In September 2003, Sunrise reduced the credit facility to $16 million. At December 31, 2005 and 2004, the collateral of the credit facility consisted of two communities and $8.1 million was outstanding.

At December 31, 2005, Sunrise had an additional $6.1 million in unused letters of credit outstanding in addition to those issued under the $250 million credit facility. The letters of credit were pledged for the benefit of lending institutions and municipalities and expire within one year.

There are various financial covenants and other restrictions in Sunrise's debt instruments, including provisions that: (1) require Sunrise to meet certain financial tests (for example, the $250 million corporate credit facility requires Sunrise not to exceed certain leverage ratios, to maintain certain fixed charge coverage ratios and to have a consolidated net worth of at least $450 million as adjusted each quarter and to meet other financial ratios); (2) require consent for changes in Sunrise's control; and (3) restrict Sunrise and its subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which Sunrise is not the surviving entity, without lender consent. Sunrise was in compliance with all of its debt covenants at December 31, 2005.

Principal maturities of long-term debt at December 31, 2005 are as follows (in thousands):

2006	$ 51,368
2007	13,795
2008	9,883
2009	120,288
2010	462
Thereafter	6,993
	$202,789

Interest paid totaled $12.9 million, $10.4 million and $23.0 million in 2005, 2004 and 2003, respectively. Interest capitalized was $10.4 million, $6.0 million and $3.0 million in 2005, 2004 and 2003, respectively.

12. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The primary components of Sunrise's net deferred tax liabilities are as follows (in thousands):

	December 31,	
	2005	2004
Deferred tax assets:		
Operating loss carryforwards—federal	$ —	$ 10,956
Operating loss carryforwards—state	4,786	2,063
Operating loss carryforwards—foreign	1,328	1,501
Credits	9,858	3,805
Accrued expenses	2,433	5,309
Other	2,316	1,778
Total deferred tax assets	20,721	25,412
Deferred tax liabilities:		
Investments in ventures	(93,835)	(93,714)
Property and equipment	(72,122)	(55,076)
Total deferred tax liabilities	(165,957)	(148,790)
Net deferred tax liability	$(145,236)	$(123,378)

Sunrise's state net operating loss carryforwards are expected to expire from 2010 through 2023. Sunrise's foreign net operating loss carryforwards have an unlimited carryforward period to offset future foreign taxable income.

At December 31, 2005, Sunrise had alternative minimum tax credits of approximately $5.3 million and work opportunity tax credits of approximately $4.5 million available to offset future federal tax liabilities. The alternative minimum tax credits have no expiration period, and the work opportunity tax credits will expire from 2019 through 2024.

Realization of the deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss and credit carryforwards. Sunrise expects to fully utilize the loss and credit carryforwards prior to expiration.

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2005	2004	2003
Current:			
Federal	$16,547	$ 7,728	$ 7,447
State	5,165	2,198	2,564
Foreign	2,901	2,000	—
Total current	24,613	11,926	10,011
Deferred:			
Federal	23,543	16,187	23,018
State	(1,858)	1,921	3,182
Foreign	173	(265)	(1,236)
Total deferred	21,858	17,843	24,964
	$46,471	$29,769	$34,975

In 2005, 2004 and 2003, Sunrise paid federal, state and international income taxes, net of refunds of $3.5 million, $6.3 million and $1.0 million, respectively. Current taxes payable for 2005, 2004 and 2003 have been reduced by approximately $15.0 million, $8.0 million, and $9.0 million, respectively, reflecting the tax benefit to Sunrise of employee stock options exercised during the year. The tax benefit has been recognized as an increase to additional paid-in capital.

The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision recorded for each year are as follows:

	Year Ended December 31,		
	2005	2004	2003
Statutory rate	35.0%	35.0%	35.0%
State taxes, net	4.0	4.0	4.0
Other	(2.2)	(2.0)	(3.0)
	36.8%	37.0%	36.0%

13. Stockholders' Equity

Stock Option Plans

Sunrise has stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. At December 31, 2005, these plans provided for the grant of options to purchase up to 19,797,820 shares of common stock. Under the terms of the plans, the option exercise price and vesting provisions of the options are fixed when the option is granted. The options expire ten years from the date of grant and generally vest over a four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted.

Prior to March 2000, Sunrise had a plan approved by the Board of Directors which provided for any director on the Board of Directors who is not an officer or employee of Sunrise or any of its subsidiaries (other than the persons elected as director representatives of the holders of Series A Preferred Stock) to be eligible to receive options ("the Directors' Plan"). Under the terms of the Directors' Plan, the option exercise price was not less than the fair market value of a share of common stock on the date the option was granted. The period for exercising an option began six months after the option was granted and generally ended ten years from the date the option was granted. Options granted under the Directors' Plan vested immediately. All options granted under the Directors' Plan were non-incentive stock options. There were 40,000 options outstanding under the plan at December 31, 2005.

A summary of Sunrise's stock option activity and related information is presented below (share amounts are shown in thousands):

	2005		2004		2003	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding—beginning of year	5,930	$12.15	8,654	$10.82	12,822	$11.04
Granted	578	29.91	428	17.92	1,214	9.66
Exercised	(2,050)	11.98	(2,304)	10.94	(4,674)	10.82
Canceled	(141)	14.08	(848)	13.33	(708)	12.17
Outstanding—end of year	4,317	14.54	5,930	12.15	8,654	10.82
Options exercisable at year-end	3,527		4,292		5,152	
Weighted-average fair value of options granted during the year	$12.44		$7.44		$8.31	

The following table summarizes information about stock options outstanding at December 31, 2005 (share amounts are shown in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 4.01–$10.00	1,047	4.69	$ 8.61	1,047	$ 8.61
10.01– 12.82	1,451	4.81	12.16	1,170	12.15
12.83– 22.28	1,248	6.07	15.23	800	15.05
$22.29–$34.50	571	9.68	$29.98	510	$30.51
	4,317			3,527	

Restricted Stock

Sunrise has restricted stock plans providing for the grant of restricted stock to employees, directors, consultants and advisors. At December 31, 2005, Sunrise had granted an aggregate of 1,121,122 shares of restricted stock since the inception of the first plan.

These grants vest over one to ten years. Unvested amounts are reflected in the consolidated balance sheets and represent the fair value of shares at the date of grant, which is amortized as compensation expense over the period of vesting. Sunrise recognized $3.2 million, $2.1 million and $1.6 million in compensation expense in 2005, 2004, and 2003, respectively. At December 31, 2005, 249,744 of the 1,121,122 shares of restricted stock had vested and 25,168 of the 1,121,122 shares of restricted stock had been forfeited.

Repurchase of Outstanding Shares

The Board of Directors previously approved repurchase programs that expired in May 2005 providing for the repurchase of an aggregate of $200.0 million of Sunrise common stock and/or the outstanding 5.25% convertible subordinated notes due 2009. Repurchases were as follows (share amounts are shown in thousands):

	Shares	Average Price
2002	1,163	$12.81
2003	7,918	$13.42
2004	3,498	$18.07
2005	348	$25.03
Total at December 31, 2005	12,927	$14.94

In November 2005, Sunrise's Board of Directors approved a new repurchase program that provides for the repurchase of up to $50.0 million of Sunrise's common stock and/or the outstanding convertible subordinated notes. This program extends through December 2007.

Stockholder Rights Agreements

The Board of Directors adopted a Stockholders Rights Agreement ("Rights Agreement") effective April 25, 1996, as amended. All shares of common stock issued by Sunrise between the date of adoption of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The rights expire ten years after adoption of the Rights Agreement. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock at a price of $42.50 (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of Sunrise.

The rights initially attach to the common stock. The rights will separate from the common stock, and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of common stock. However, neither Paul J. Klaassen nor Teresa M. Klaassen (nor their affiliates, associates and estates), each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of common stock, will be deemed an Acquiring Person, unless they acquire an additional two percent of the common stock which was outstanding at the time of completion of Sunrise's initial public offering.

In general, if a person becomes the beneficial owner of 20% or more of the then outstanding shares of common stock, each holder of a right may exercise the right by purchasing common stock having a value equal to two times the Purchase Price. If at any time following the Stock Acquisition Date (1) Sunrise is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (2) 50% or more of Sunrise's assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The Board of Directors of Sunrise generally may redeem the rights at a price of $.005 per right at any time until ten days after an Acquiring Person has been identified as such.

The current Rights Agreement will expire in April 2006. The Board of Directors may adopt a new rights plan at that time.

14. Other Income—Pre-opened Communities

In two related transactions consummated in September and December 2005, Sunrise sold a development community to an unconsolidated venture in which Sunrise has a combined 21.6% ownership interest and recognized $3.8 million.

In 2005, Sunrise sold six development communities to two unconsolidated ventures and recognized $2.5 million.

In 2005, Sunrise sold one development community to an unconsolidated venture with Sunrise REIT in which Sunrise has a 20% ownership interest and recognized $0.5 million and a foreign currency exchange gain of $1.9 million while holding the related intercompany loans and advances.

In 2004, Sunrise sold 13 development communities to six unconsolidated ventures and recognized $6.9 million. Sunrise also sold three communities to third-party owners and recognized $3.5 million.

In 2003, Sunrise sold five development communities to three unconsolidated ventures and recognized $3.3 million. Sunrise also sold five communities to third-party owners and recognized $6.8 million.

15. Net Income Per Common Share

The following table summarizes the computation of basic and diluted net income per common share amounts presented in the accompanying consolidated statements of operations (in thousands, except per share amounts):

	Year ended December 31,		
	2005	2004	2003
Numerator for basic net income per share:			
Net income	$79,742	$50,687	$62,178
Numerator for diluted net income per share:			
Net income	$79,742	$50,687	$62,178
Assumed conversion of convertible notes, net of tax	4,376	4,386	4,584
Diluted net income	$84,118	$55,073	$66,762
Denominator:			
Denominator for basic net income per common share — weighted average shares	41,456	40,604	42,596
Effect of dilutive securities:			
Employee stock options and restricted stock	2,234	1,958	1,248
Convertible notes	6,695	6,696	6,904
Denominator for diluted net income per common share— weighted average shares plus assumed conversions	50,385	49,258	50,748
Basic net income per common share:	$ 1.92	$ 1.25	$ 1.46
Diluted net income per common share:	$ 1.67	$ 1.12	$ 1.32

Certain shares issuable upon the exercise of stock options or convertible notes have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Options are included under the treasury stock method to the extent they are dilutive.

16. Commitments

Leases

Sunrise leases its corporate offices, regional offices, and development offices under various leases. In 1998, Sunrise entered into an agreement to lease new office space for its corporate headquarters which expires in September 2013. The lease had an initial annual base rent of $1.2 million. In September 2003, Sunrise entered into an agreement to lease additional office space for its corporate headquarters. The new lease commenced in September 2003 and expires in September 2013. The lease has an initial annual base rent of $2.9 million. The base rent for both of these leases escalates approximately 2.5 percent per year in accordance with the base rent schedules. Sunrise also leased warehouse space under a ten-year lease which expired in September 2005.

In connection with the acquisition of Greystone in May 2005, Sunrise assumed a ten-year operating lease that expires in 2013 with the option to extend for seven years. The lease has annual base rent of $1.0 million. In April 2009, the annual base rent will decrease to $0.9 million through the remainder of the lease term. There were lease incentives for leasehold improvements of $0.8 million. These assets are included in "Property and equipment, net" in the consolidated balance sheet and are being amortized over the lease term. The incentives were recorded as deferred rent and are being amortized as a reduction to lease expense over the lease term.

Sunrise has also entered into operating leases, as the lessee, for four communities. Two communities commenced operations in 1997, and two communities commenced operations in 1998. In connection with the acquisition of Karrington Health, Inc. in May 1999, Sunrise assumed six operating leases for six senior living communities and a ground lease. The operating lease terms vary from 15 to 20 years, with two ten-year extension options. Sunrise also has three other ground leases related to three communities in operation. Lease terms range from 15 to 99 years and are subject to annual increases based on the consumer price index and/or stated increases in the lease.

In connection with the acquisition of MSLS in March 2003, Sunrise assumed 16 operating leases and renewed an existing operating lease agreement for another MSLS community in June 2003. Fifteen of the leases expire in 2013, while the remaining two leases expire in 2018. The leases had initial terms of 20 years and contain one or more renewal options, generally for five to 15 years. The leases provide for minimum rentals and additional rentals based on the operations of the leased community.

Future minimum lease payments under office, equipment, ground and other operating leases at December 31, 2005 are as follows (in thousands):

Minimum Lease Payments

2006	$ 56,812
2007	56,721
2008	56,847
2009	56,922
2010	57,116
Thereafter	243,821
	$528,239

At December 31, 2005, expected payments under contracts to purchase and lease additional sites to be developed are as follows (in thousands):

	Purchase	Lease
2006	$117,716	$ 1,237
2007	6,950	1,237
2008	—	1,398
2009	—	1,398
2010	—	1,398
Thereafter	—	146,436
	$124,666	$153,104

Sunrise anticipates the development of these sites to occur in ventures and expects to be reimbursed for the majority of these costs by its capital partners when the ventures are formed.

Guarantees

Debt Guarantees and Financing Obligations

As part of Sunrise's operating strategy, Sunrise may provide debt guarantees to certain of its ventures. Unless otherwise stated, Sunrise would be required to perform under a debt guarantee if the venture failed to perform under the debt agreement and the bank pursued Sunrise's guarantee. Also as part of Sunrise's operating strategy, Sunrise may undertake certain financing obligations in connection with acquisitions.

The following table sets forth Sunrise's debt guarantees and other obligations at December 31, 2005 (dollars in thousands):

	Amount	Number of Communities
Debt guarantees:		
Development ventures	$ 31,925	10
Other ventures	14,573	7
	46,498	17
Other obligations:		
Entrance fees	69,197	2
Other	1,201	4
	70,398	6
	$116,896	23

At December 31, 2005, Sunrise provided $46.5 million of debt guarantees to ventures, which represents Sunrise's maximum exposure. Of the $31.9 million in debt guarantees to development ventures, $5.0 million will terminate in December 2006, $8.4 million will be removed upon achieving certain debt service coverage targets and the remaining $18.5 million will remain in place throughout the terms of the loans. Of the $14.6 million in debt guarantees to other unconsolidated ventures, $8.6 million relates to hospital partnerships and $3.8 million relates to acquisition partnerships that remain in place throughout the terms of the loans. The remaining $2.2 million relates to an operating venture and will be removed when or if certain occupancy and debt service coverage targets are met. To date, Sunrise has not been required to fund any debt guarantees.

Sunrise has $69.2 million remaining in financing obligations at December 31, 2005 associated with management contracts acquired from MSLS in March 2003. In connection with this transaction, CNL Retirement Properties, Inc. ("CNL") agreed to assume the obligation to repay entrance fees issued by MSLS with respect to two continuing care retirement communities. To the extent that CNL fails to satisfy this obligation, Sunrise would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. Sunrise has provided an additional $1.2 million financing obligation related to the acquisition of MSLS which is comprised of an obligation to provide financing under existing credit facilities to four communities.

At December 31, 2005, Sunrise does not believe that it will be required to fund any amounts related to these debt guarantees and obligations.

Development Completion Guarantees

Sunrise typically guarantees that communities developed in ventures or with third parties will be completed at budgeted costs approved by all partners. Budgeted costs generally include contingency reserves for unforeseen costs and potential overruns. Sunrise would be required to fund these guarantees if the actual costs of development exceeded the approved budgeted costs. For some ventures, such guarantees are subject to pooling whereby cost overruns and cost savings are pooled to determine Sunrise's funding commitment. At December 31, 2005, 36 communities were under construction and subject to completion guarantees. Sunrise has over 20 years' experience in the development and construction of senior living communities. Sunrise's construction contractors are experienced in building and developing senior living communities and assume much of the risk of on-time and on-budget completion by executing guaranteed fixed-price contracts. The terms of these guarantees generally provide for no limitation to the maximum potential future payments. Sunrise paid \$0.9 million in 2005 under the development completion guarantees. No amounts were paid in 2004. Sunrise expects to make payments of \$2.0 million in 2006 related to two development communities, \$1.0 million of which will be an interest-bearing loan to the venture; the remaining \$1.0 million was recorded in 2005 as a reduction of "Management and professional services—pre-opened communities" revenue as the funds are drawn as revenues are recognized.

The following table sets forth Sunrise's estimated liability under development completion guarantees at December 31, 2005 (dollars in thousands):

	Number of Communities	Expected Payout (2006)
Development completion guarantees	36	\$2,000

Operating Deficit Credit Facilities

As part of certain management contracts, Sunrise may provide an operating deficit credit facility to cover cash shortfalls of monthly expenses after operating reserves have been depleted. If Sunrise is required to fund under a credit facility, amounts funded either become loans to the venture or are recorded as a reduction in revenue. The credit facilities are generally in place for a limited period of time (until the community reaches stabilization), there is no limit on the potential future payments, and repayment is due when the community has adequate operating cash flows or is sold.

At December 31, 2005, 20 operating communities were subject to an operating deficit credit facility and 28 additional communities will be subject to an operating credit facility upon opening. Sunrise funded \$0.7 million to two communities in 2005, which was recorded as a reduction of "Management and professional services—pre-opened communities" revenue. Sunrise expects to fund an additional \$5.8 million in 2006, and such amounts will become loans when funded.

The following table sets forth Sunrise's estimated liability under operating deficit credit facilities at December 31, 2005 (dollars in thousands):

	Number of Communities	Expected Payout (2006)
Operating communities	20	\$5,796

Other Commitments

The following table sets forth Sunrise's estimated liability under other commitments at December 31, 2005 (dollars in thousands):

	Number of Communities	Expected Payout (2006)
Credit support agreements	13	\$1,929
Commitments to advance funds	24	1,588
Liquidity support agreement	16	—
	53	\$3,517

Sunrise has provided credit support agreements to certain communities that it has developed or for which it has acquired management contracts with a significant opportunity for occupancy improvements. Generally, credit support agreements are provided for limited periods of time and require funding if operating cash flows or returns to investors are below stated targets. For communities sold by Sunrise, a reserve may be established from the transaction proceeds to fund these potential payments in connection with the sale. If payments are not recoverable as a loan, a liability is recorded for the estimated payments to be made at the commitment date. On a quarterly basis, Sunrise evaluates the estimated liability based on the operating results of the community and the terms of the agreement. If it is probable that Sunrise will be required to fund additional amounts than previously estimated, the additional amounts are recorded as a reduction of "Management and professional services—operating communities" revenue. At December 31, 2005, Sunrise had 13 communities that were subject to credit support arrangements that terminate within six to ten months. Sunrise expects to fund $1.9 million in 2006, and such amounts have been accrued at December 31, 2005.

At December 31, 2005, Sunrise has commitments to advance funds to 24 communities, the longest of which is for less than two years. Advances under these commitments are recoverable as loans and are generally repayable to Sunrise from operating cash flows and/or proceeds from the sale of the community. Sunrise expects to fund $1.6 million in 2006 under these commitments.

In connection with The Fountains transaction, Sunrise agreed to a liquidity support agreement for scheduled debt service payments with respect to The Fountains Loan. Under the terms of the liquidity support agreement, Sunrise would be required to perform if the venture failed to make scheduled debt service payments under The Fountains Loan and the bank pursued the Sunrise guarantee. Sunrise's maximum exposure under this liquidity support agreement is $162 million in the event the venture does not make any of its required debt service payments and The Fountains Loan is extended to its full term of seven years. Based on the projected operations of the communities, Sunrise does not expect to make any payments under the liquidity support agreement. The liquidity support agreement remains in place for up to seven years. No amounts were paid in 2005.

Sunrise has also guaranteed a $0.9 million obligation of an unconsolidated international venture under a land purchase contract.

Legal Proceedings

Sunrise is a defendant in a lawsuit filed by CGB Occupational Therapy, Inc. ("CGB") in September 2000 in the U.S. District Court for the Eastern District of Pennsylvania. CGB provided therapy services to two nursing home communities in Pennsylvania that were owned by RHA Pennsylvania Nursing Homes ("RHA") and managed by one of Sunrise's subsidiaries. In 1998, RHA terminated CGB's contract. In its lawsuit, CGB alleged (among other things) that in connection with that termination, Sunrise tortuously interfered with their contractual relationships with (i) RHA and (ii) several of the therapists that CGB employed on an at-will basis. In June 2002, a jury awarded CGB $0.7 million in compensatory damages and $1.3 million in punitive damages. Of the compensatory award, $0.6 million was attributed to the claim of tortuous interference with the contract between RHA and CGB, and $0.1 million was attributed to the claim of tortuous interference with the at-will employment relationship between CGB and its therapists. Sunrise appealed this jury verdict to the U.S. Court of Appeals for the Third Circuit.

In a January 2004 decision, the Third Circuit reversed the verdict for tortuous interference with the contract between RHA and Sunrise but affirmed the $0.1 million compensatory damage award for tortuous interference with the relationship between CGB and its therapists (which Sunrise subsequently paid). Because it was impossible to tell what portion of the $1.3 million punitive damages award was attributable to the invalid claim, the court of appeals remanded for a new trial limited to the issues of liability for and amount of punitive damages. In January 2005, following the retrial concerning punitive damages, a new jury awarded CGB $30.0 million in punitive damages.

In January 2005, Sunrise filed a motion with the district court seeking a new trial on the grounds that, among other things, the jury's finding that punitive damages are warranted was against the weight of the evidence and that the verdict was the product of the jury's passion and prejudice. In the alternative, Sunrise asked the court to reduce the award to a constitutionally permissible amount. On July 5, 2005, the district court denied Sunrise's motion for a new trial but reduced the award of punitive damages from $30.0 million to $2.0 million. Sunrise believes that, even as reduced, the judgment is unconstitutionally excessive and is pursuing an appeal to the U.S. Court of Appeals for the Third Circuit. The plaintiff has filed a cross-appeal, seeking reinstatement of the verdict or an enhancement of the existing $2.0 million award. Sunrise believes that the Third Circuit should vacate the judgment or further reduce the judgment to a constitutionally permissible sum. However, Sunrise cannot provide any assurance as to the outcome of this appeal.

In September 2005, a bus chartered to evacuate 37 residents from a managed Sunrise community near Houston, Texas, in anticipation of Hurricane Rita caught fire, resulting in the deaths of 23 residents. Sunrise has been named as one of several defendants in seven lawsuits filed in Texas state court as a result of the bus incident and could be named as a defendant in additional lawsuits in the future. In these lawsuits, the plaintiffs are seeking damages from $5.0 million to an unspecified amount for actual and punitive damages from the various defendants. In the opinion of management, these lawsuits are not expected to have a material adverse effect on Sunrise's business, financial condition, or results of operations.

In addition, Sunrise is involved in various lawsuits and claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on Sunrise's business, financial condition, and results of operations.

17. Related-Party Transactions

Sunrise REIT

In addition to the activity described in Note 4, Sunrise recognized the following in its consolidated statements of operations related to Sunrise REIT (in thousands):

	Year ended December 31,	
	2005	2004
Management and professional services—operating communities revenue	$ 7,700	$ 100
Community contract services reimbursement and reimbursable community contract services	129,000	2,300
Other operating income—pre-opened communities	500	—
Interest income received from Sunrise REIT convertible debentures	1,300	—
Interest incurred on borrowings from Sunrise REIT	2,300	—
Equity in earnings in unconsolidated senior living communities	$ 800	$ —

Sunrise Senior Living Foundation

Sunrise Senior Living Foundation, Inc. ("SSLF"), a not-for-profit organization, operates two private schools with day care centers, a corporate conference center, and a stand-alone day care center and has been involved in providing low- and moderate-income assisted living housing. Paul and Teresa Klaassen, Sunrise's founders and current directors, are on the board of directors and serve as officers of SSLF and its affiliated entities. SSLF paid Sunrise $84,000 in 2005, 2004 and 2003 for the use of office facilities and support services, and such amounts are included in "Management and professional services—operating communities" revenue in the consolidated statements of income.

Prior to April 1, 2005, Sunrise managed SSLF's conference center and leased the employees who worked at the conference center to SSLF. Salary and benefits for the leased employees, which were reimbursed by SSLF, totaled approximately $0.1 million, $0.2 million and $0.1 million in 2005, 2004 and 2003, respectively. In light of Sunrise's increasing usage of the conference center for management, staff and corporate events, effective April 1, 2005, Sunrise entered into a contract with SSLF to manage the conference center pursuant to which Sunrise would receive a discount from the conference center's standard rental rates and be paid a property management fee of 1% of gross revenues, which is estimated to be Sunrise's cost of managing this property. In addition, Sunrise would assume responsibility for up to $75,000 per year of operating deficits of the facility, which would be repaid to the extent of net income from operations in subsequent periods. In 2005, Sunrise earned $0.1 million pursuant to this management contract, and such amount is included in "Management and professional services—operating communities" revenue in the consolidated statement of income. Sunrise rents the conference center for management, staff and corporate events and paid approximately $0.3 million, $0.3 million and $0.2 million to SSLF in 2005, 2004 and 2003, respectively.

The stand-alone day care center subleases space from Sunrise under a sublease that expires September 30, 2013. Sublease payments are approximately $7,000 per month, subject to increase as provided in the sublease, which equals payments made by Sunrise to the landlord for this space. These payments totaled $86,000 and $56,000 in 2005 and 2004, respectively.

A subsidiary of SSLF formed a limited liability company (LLC) in 2001 to develop and construct an assisted living community and an adult day care center for low- to moderate-income seniors in Virginia. In 2004, the LLC agreed to construct the project for a fixed fee of $11.2 million to be paid by Fairfax County, Virginia, upon completion of the project. In 2004, the LLC, Sunrise and Fairfax County entered into an agreement pursuant to which Sunrise will develop and manage the project for a fee of up to $0.2 million. In February 2005, the SSLF subsidiary assigned its membership interest in the LLC to Sunrise and transferred additional development costs of approximately $0.9 million to Sunrise. These development costs, along with development costs of $0.9 million funded by Sunrise in 2004, will be repaid to Sunrise as part of the fixed fee to be received from Fairfax County upon completion of the community.

At December 31, 2004, Sunrise had outstanding receivables from SSLF and its affiliates of $3.4 million for operating expenses and development expenses related to the Fairfax County project. SSLF was not charged interest on these outstanding receivables. At December 31, 2004, Sunrise had outstanding payables to SSLF of $1.2 million relating to advances by a subsidiary of SSLF to a Sunrise venture prior to 2002, which subsidiary previously had provided assisted living services at certain Sunrise venture facilities located in Illinois. Sunrise was not charged interest on these outstanding payables. All net receivables (receivables less payables) due Sunrise at December 31, 2004, as adjusted to give effect to Sunrise's acquisition of the Fairfax County project subsequent to year-end, totaling approximately $535,000, were paid in full by SSLF in April 2005.

Ground Lease

Sunrise leases the real property on which its Fairfax, Virginia, community is located from Paul and Teresa Klaassen pursuant to a 99-year ground lease entered into in June 1986, as amended in August 2003. Rent expense under this lease was $0.3 million, $0.3 million and $0.3 million in 2005, 2004 and 2003, respectively.

Ground Lease to the Klaassens

Paul and Teresa Klaassen lease real property located in Fairfax County, Virginia, from Sunrise for use as a corporate residence under a 99-year ground lease entered into in June 1994. The rent is $1.00 per month. This property is part of a parcel which included a Sunrise community that was previously transferred by the Klaassens to Sunrise in connection with a financing transaction. As a condition to the transfer of the property, Sunrise agreed to lease back the residence to the Klaassens. The Klaassens have permitted the residence to be used primarily for Sunrise business purposes, including holding meetings and housing out-of-town employees. In connection with its use of the residence, Sunrise paid expenses totaling approximately $0.1 million, $0.1 million and $0.1 million in 2005, 2004 and 2003, respectively.

Unconsolidated Ventures

Prior to 2005, Sunrise entered into five unconsolidated ventures with a third party that provided equity to develop communities in the United States, United Kingdom and Canada. A director of Sunrise, Craig Callen, was a managing director of Credit Suisse First Boston LLC ("CSFB") through April 2004. CSFB, through funds sponsored by an affiliate or subsidiary, had from time to time invested in the ventures. Sunrise recognized $2.6 million, $5.3 million and $5.3 million of management and professional services revenue in 2005, 2004 and 2003, respectively, from these ventures. Neither Sunrise nor CSFB has an ownership interest in any of these five ventures at December 31, 2005.

18. Employee Benefit Plans

401K Plan

Sunrise has a 401(K) Plan ("the Plan") covering all eligible employees. Under the Plan, eligible employees may make pretax contributions between one and 100% up to the IRS limits. The Plan provides an employer match dependent upon compensation levels and years of service. The Plan does not provide for discretionary matching contributions. Matching contributions were $1.0 million, $0.8 million and $0.8 million in 2005, 2004 and 2003, respectively.

Executive Deferred Compensation Plan

Sunrise has an executive deferred compensation plan ("the Executive Plan") for employees who meet certain eligibility criteria. Under the Plan, eligible employees may make pretax contributions in amounts up to 25% of base compensation and 100% of bonuses. Sunrise may make discretionary matching contributions to the Executive Plan. Employees vest in the matching employer contributions and interest earned on such contributions, at a date determined by the Benefit Plan Committee. Matching contributions were $0.3 million, $0.1 million and $0.1 million in 2005, 2004 and 2003, respectively.

Chief Executive Officer Deferred Compensation Plan

Sunrise has a deferred compensation plan for its Chairman and Chief Executive Officer. Under the terms of the Plan, Sunrise will contribute $150,000 per year for 12 years in a non-qualified deferred compensation plan. In November 2015, any net gains accrued or realized from the investment of the amounts contributed by Sunrise are payable to Sunrise's Chairman and Chief Executive Officer.

19. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Sunrise could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have an effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

Fixed-rate debt with an aggregate carrying value of $183.8 million and $148.4 million has an estimated aggregate fair value of $289.3 million and $191.2 million at December 31, 2005 and 2004, respectively. Interest rates currently available to Sunrise for issuance of debt with similar terms and remaining maturities are used to estimate the fair value of fixed-rate debt. The estimated fair value of variable rate debt approximates its carrying value of $19.0 million and $43.3 million at December 31, 2005 and 2004, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, these amounts have not been comprehensively revalued for purposes of these financial statements and current estimates of fair value may differ from the amounts presented herein.

20. Information about Sunrise's Segments

Sunrise operates within one defined business segment with activities related to management, development, acquisition and disposition of senior living communities both domestically and internationally. International operating revenue from operations was $68.5 million, $14.0 million and $5.0 million in 2005, 2004 and 2003, respectively. International expenses from operations was $63.9 million, $11.8 million and $7.0 million in 2005, 2004 and 2003, respectively.

21. Subsequent Events

In February 2006, Sunrise completed the redemption of its remaining 5.25% convertible subordinated notes due February 1, 2009. Prior to the redemption date, substantially all of the approximately $120 million principal amount of the notes outstanding at the time the redemption was announced on January 11, 2006 had been converted into approximately 6.7 million shares of common stock. The conversion price was $17.92 per share in accordance with the terms of the indenture governing the notes.

In February 2006, Five Star terminated a long-term management contract and Sunrise received a termination fee of $4.8 million and wrote off the unamortized management contract intangible asset of $0.9 million.

22. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarters (in thousands, except per share amounts):

	Q1	Q2	Q3	Q4	Total
2005					
Operating revenue as previously reported	$389,798	$412,886	$463,213	$554,748	$1,820,645
Reclassifications(1)	(1,506)	335	5	—	(1,166)
Operating revenue	388,292	413,221	463,218	554,748	1,819,479
Net income	8,013	10,338	11,049	50,342	79,742
Basic net income per common share(2)	0.20	0.25	0.27	1.19	1.92
Diluted net income per common share	$ 0.19	$ 0.23	$ 0.24	$ 1.01	$ 1.67
2004					
Operating revenue as previously reported	$350,989	$353,938	$366,779	$383,252	$1,454,958
Reclassifications(1)	(1,363)	(1,851)	(1,136)	(4,137)	(8,487)
Operating revenue	349,626	352,087	365,643	379,115	1,446,471
Net income	13,931	15,132	8,912	12,712	50,687
Basic net income per common share(2)	0.34	0.38	0.22	0.32	1.25
Diluted net income per common share	$ 0.30	$ 0.33	$ 0.21	$ 0.28	$ 1.12

(1) Amounts reflect the reclassifications as discussed in Note 1.

(2) The sum of per share amounts for the quarters may not equal the per share amount for the year due to rounding.

Board of Directors

Paul J. Klaassen
Founder, Chairman and Chief Executive Officer

Teresa M. Klaassen
Founder, Chief Cultural Officer

Ronald V. Aprahamian(1)(2)
Business Consultant and Private Investor

Craig R. Callen(1)(2)
Senior Vice President Strategic Planning and Business Development Aetna, Inc.

Thomas J. Donohue(1)(2)(3)
President and Chief Executive Officer U.S. Chamber of Commerce

J. Douglas Holladay(2)
General Partner Park Avenue Equity Partners, LP

William G. Little(3)
President and Chief Executive Officer Quam-Nichols Company

Major Board Committees
(1) Audit Committee (2) Compensation Committee
(3) Nominating and Corporate Governance Committee

Executive Management

Paul J. Klaassen
Founder, Chairman and Chief Executive Officer

Teresa M. Klaassen
Founder, Chief Cultural Officer

Thomas B. Newell
President

Tiffany L. Tomasso
Chief Operating Officer

Bradley B. Rush
Chief Financial Officer

John F. Gaul
General Counsel and Secretary

Carl Adams
Senior Vice President and Treasurer

Michael B. Lanahan
Chairman, Greystone Division

Corporate Information

Corporate Headquarters

Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

Annual Meeting Date

Sunrise will hold its annual meeting of stockholders on Tuesday, May 16, 2006, at 9:00 a.m. at:
The McLean Hilton
7920 Jones Branch Drive
McLean, Virginia 22102
703.847.5000

Form 10-K

Copies of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing:
Sunrise Senior Living, Inc.
Investor Relations
7902 Westpark Drive
McLean, Virginia 22102

Stock Information

Sunrise's common stock is listed and traded publicly on the New York Stock Exchange under the symbol SRZ. Trading of the common stock commenced on May 31, 1996. Sunrise's common stock began trading on the New York Stock Exchange on May 23, 2001 under the symbol SRZ. Prior to that date, Sunrise's common stock was traded on the Nasdaq National Market under the symbol SNRZ. As of March 10, 2006, there were 285 stockholders of record. No cash dividends have been paid in the past, although the Company is currently evaluating the payment of a dividend as a potential use for surplus cash flow, among other possibilities.

Quarterly Market Price Range of Common Stock

2005

Quarter Ended	*High*	*Low*
March 31, 2005	24.93	21.40
June 30, 2005	27.58	23.15
September 30, 2005	33.50	25.80
December 31, 2005	37.47	30.37

2004

Quarter Ended	*High*	*Low*
March 31, 2004	21.56	17.05
June 30, 2004	19.73	15.00
September 30, 2004	19.68	16.50
December 31, 2004	23.25	17.54

Web Site

To learn more about Sunrise Senior Living, Inc., visit our web site: www.sunriseseniorliving.com

Forward-Looking Statements

Estimates of future earnings are by definition, and certain other matters discussed in this annual report may be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that its expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, its ability to successfully integrate Greystone Communities, Inc. and The Fountains into Sunrise's operations, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, Sunrise's ability to manage its expenses and its growth, market factors that could affect the value of Sunrise's communities, the risks of downturns in economic conditions generally, satisfaction of closing conditions and availability of financing for development and acquisitions. These and other risks are detailed in Sunrise's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Sunrise assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Certifications

On July 15, 2005, Sunrise filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding our compliance with the NYSE's Corporate Governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual. In addition, Sunrise has filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2005, the applicable certifications of Sunrise's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of Sunrise's public disclosure.

SUNRISE®
SENIOR LIVING
25 YEARS

7902 Westpark Drive McLean, Virginia 22102 703.273.7500 www.sunriseseniorliving.com